    




One

 ARAMARK

2002 ANNUAL REPORT

CONTENTS

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)	2000	%*	2001	%*	**2002**	%*
OPERATING RESULTS						
Sales	$7,262,867	8%	$7,788,690	7%	**$8,769,841**	**13%**
Earnings Before Interest and Income Taxes	419,583	12%	439,507	5%	**560,267**	**27%**
Net Income	167,960	12%	176,496	5%	**269,912**	**53%**
FINANCIAL POSITION						
Total Assets	$3,199,383	11%	$3,216,394	1%	**$4,259,302**	**32%**
Long-term Debt	1,777,660	10%	1,635,867	-8%	**1,835,713**	**12%**
NET INCOME PER SHARE						
Basic	$0.94	18%	$1.03	10%	**$1.42**	**38%**
Diluted	0.88	19%	0.97	10%	**1.34**	**38%**

* change over prior year


SALES
In Billions
10
7.5
5
2.5
0
98
99
00
01
02


OPERATING INCOME
In Millions
600
450
300
150
0
98
99
00
01
02


NET INCOME
In Millions
300
225
150
75
0
98
99
00
01
02

We succeed by helping clients drive their businesses forward. We take on our clients' non-core functions and create outsourced service solutions that enable clients to focus on their core competencies. Through Mission One, we'll deliver more solutions, and therefore more value, to more clients at every opportunity, every day. In the process, we'll build strong, enduring partnerships with our clients and increase our organic growth rates. Our goals, and how we plan to achieve them, are outlined below. We succeed through the strength of our people. In this annual report, you'll meet some outstanding members of our team who are helping accomplish Mission One.

MISSION

GOALS

ONE IN ORGANIC GROWTH – We will strive to achieve 6-8% organic growth, year after year.

ONE ARAMARK – We will build one best team and work together as a team across our organization.

ONE CUSTOMER AT A TIME – We will create stronger, deeper, more enduring partnerships with our clients, one at a time.

HOW WE ACHIEVE OUR GOALS

RETENTION – Become number one in retention in the sectors that we serve.

BASE BUSINESS GROWTH – Increase our revenues at every account by providing more solutions for our clients and thus creating additional value for them.

NEW BUSINESS – Increase the amount of new business sold, open additional locations with our existing clients, and cross sell additional services to the clients we already serve.

ONE BEST TEAM – Continue to retain, develop and attract a diverse team that can help us grow.

WILLIAM LEONARD
President and Chief Operating Officer

JOSEPH NEUBAUER
Chairman and Chief Executive Officer



TO OUR SHAREHOLDERS

This past year was a year of significant accomplishment for ARAMARK. During Fiscal Year 2002, we achieved record financial results and strategically positioned our company to provide more service solutions for more clients and customers than ever before.

We started the year by making the largest and most strategic acquisition in our history – ServiceMaster Management Services. Eleven days later, we returned ARAMARK to the public equity markets after 17 years as a private company.

As the year progressed, we completed several additional acquisitions to strengthen our position in existing businesses, further expand our geographic scope, and increase our client base. We also continued to develop new service approaches for our clients and customers.

For the year 2002, we had consolidated sales of $8.8 billion, 13% above Fiscal 2001's level. For the year, recurring net income was up 20% to $239.1 million, and earnings per share increased 9% to $1.19. Operating cash flow rose 32% to approximately $270 million. Worldwide, we sold more than $800 million in annualized new business, while customer retention rates remained strong.

Amidst this growth and continual change, our vision has remained constant: We exist to serve our clients and customers. We succeed by helping them succeed. We seek to offer our clients the most complete, most innovative array of outsourced services in the marketplace, and thus provide solutions that are customized to each client's unique needs. As we do this, we create value for our clients, earn their trust, and move far beyond the traditional "supplier" role into full business partnerships that keep getting stronger, broader and deeper over time. We call these special relationships "Unlimited Partnerships," and they are the ultimate expression of our service philosophy.

We believe our employees' skill in building Unlimited Partnerships is the reason ARAMARK achieved top-50 ranking on FORTUNE's 2002 list of America's Most Admired Companies and was ranked number one in the Diversified Outsourcing Services category. Every step we took this year was designed to enhance our ability to deliver on the promise of Unlimited Partnership.

AN EXPANDING SERVICE OFFERING

During Fiscal 2002, we used both acquisitions and innovation to build a broader service offering. Our acquisition of ServiceMaster Management Services alone was so important, it can best be described as "transformational." Our facility services capabilities are now equal to our longstanding competencies in food service. As a result, throughout Fiscal 2002, we cross sold over $60 million in new services to existing ARAMARK food service customers and to ServiceMaster facility services customers.

Through acquisitions, we also continued to build our leadership position in conference center management and doubled our position in hospital clinical equipment maintenance. With our joint venture partner in Japan (Mitsui), we increased our ownership in the number-two food service company in the world's second-largest economy. And,

OUR VISION

A company where the best people want to work.

Customers who recommend us to others because we constantly exceed their expectations.

Success measured in the growth of our company, its earnings and ourselves.

The world leader in managed services.

shortly after fiscal year end, we added about 900 new client locations by acquiring Fine Host, a food service company in the United States.

Within our existing businesses, our employees continued our long-standing tradition of innovation:

◦ We've implemented World Class Patient Service at over 150 hospitals to enhance patient satisfaction with support services.

◦ We're introducing MarketMatch, our campus dining master planning process that creates customized campus-wide food offerings for various student lifestyles.

◦ We've launched Inmate to Workmate training programs, designed to help reduce recidivism, at over 50 correctional food service partnerships in cooperation with correctional authorities.

◦ We're creating customized web sites for each national uniform and career apparel account, complete with online ordering.

◦ We've introduced Build Your Own Uniform, which lets potential customers as well as existing customers preview their uniform design choices on a virtual model.

We intend to continue developing and implementing new services to ensure that as our clients' requirements change and grow, we have the solutions they need.

A NEW MISSION

As a result of our management team's accomplishments, ARAMARK stands on the brink of a new era, with opportunities that are greater than any we've yet known. The markets in which we operate are vast. We estimate combined worldwide potential for food services and facility services at $600 billion in annual sales (divided about evenly between the two), with less than 50% converted and a continual trend towards outsourcing. The total uniform services opportunity is estimated at $20 billion in the U.S., with a little more than half outsourced.

Over the last 40 years, ARAMARK has built strong trust relationships with thousands of clients around the world. Our greatest opportunity is to keep expanding these partnerships. That's the essence of our new corporate mission – Mission One. Our client partnerships, particularly those that have evolved over the years into Unlimited Partnerships, are our greatest strategic asset. Through Mission One, we will strive to provide every client with the full benefit of our ever-expanding service offering. In the process, we will create more value for our clients, further strengthen our partnerships, and achieve higher organic growth as a company. Over the long term, we believe our company has the potential to achieve 6-8% organic growth rates. Mission One is designed to help us achieve this potential. We believe that, by increasing our organic growth rates, we will create significant value for our shareholders.

Financial markets ebb and flow, but a company that continues to deliver on its promises to its clients and customers over many decades will succeed. Opportunity is calling us, and we intend to answer with Mission One.

FISCAL 2002 PERFORMANCE*

Our 2002 performance was strong. Consolidated sales rose 13% to $8.8 billion, operating income increased 11% to $516.6 million, net income was up 20% to $239.1 million, and earnings per share

*Fiscal 2001 amounts exclude goodwill amortization and Fiscal 2002 amounts exclude nonrecurring gains.

OUR GUIDING PRINCIPLES

Because we value our relationships,
we treat customers as long-term partners,
and each other with candor and respect.

Because we succeed through performance,
we encourage the entrepreneur in each of us,
and work always to improve our service.

Because we thrive on growth,
we seek new markets and new opportunities,
and we innovate to get and keep customers.

And because we're ARAMARK, we do everything with integrity.

rose 9% to $1.19. Our company continues to benefit from a healthy balance between economically sensitive and non-sensitive businesses. Our experienced management team maintained a disciplined focus on managing costs to deliver record results.

Operating cash flow rose 32% to approximately $270 million. As a result of our strong cash flow, year-end debt was about $1.9 billion, and our debt coverage ratios remained strong.

In **ARAMARK Food and Support Services,** U.S. sales increased 19% to about $5.7 billion, and operating income rose 19% to $326.7 million. Our performance in this segment benefited significantly from our continuing success in integrating ServiceMaster. In addition, our education business achieved sales growth in the high single digits, while our healthcare and corrections businesses combined delivered double-digit sales growth. Internationally, sales increased 8% to $1.2 billion, and operating income rose 12% to $46.3 million.

In **ARAMARK Uniform and Career Apparel,** rental sales increased a modest 1% to $1 billion, while operating income declined 2% to $121.9 million, reflecting the challenging market conditions. Direct marketing sales declined 1% to $434.5 million. However, direct sale operating income increased 21% to $22.6 million due to strong cost controls. During 2002, we built or significantly upgraded five uniform rental facilities and began relocating our uniform manufacturing facilities to Mexico.

ARAMARK Educational Resources sales decreased 2% to $455.8 million because of declining enrollment and closed centers. Operating income increased 2% to $29.2 million due in part to effective operating cost controls.

CONCLUSION

As we embark on our second year as a public company, we're enthusiastic about our overall prospects and proud of our employees. We have built a strong service platform to serve our growing client base with world-class offerings. Our future has never looked brighter.

As always, we thank our clients and customers for the trust invested in ARAMARK. We thank our over 200,000 employees for delivering on the ARAMARK promise to our clients and customers. We thank our Board of Directors for their leadership and guidance. And we thank our investors. To all of you – ARAMARK will continue to justify your faith in us.

ARAMARK has outstanding opportunities ahead of us, and we have the best people ready to take full advantage of them. We're a leading company in a great business, with an outstanding management team. We believe that our best years are yet ahead of us. Mission One will get us there.



JOSEPH NEUBAUER
Chairman and Chief Executive Officer



WILLIAM LEONARD
President and Chief Operating Officer

ARAMARK AT A GLANCE





ARAMARK is a $9 billion world leader in managed services, with about 200,000 employees serving clients and customers in 18 countries. We offer food, facility and other support services, uniform and career apparel, and child care and early education.

FOOD AND SUPPORT SERVICES

Our Food and Support Services Group serves clients at thousands of locations in the United States, as well as internationally.

FOOD AND SUPPORT SERVICES – UNITED STATES

BUSINESS
ARAMARK serves several million people annually at about 1,200 business, industry and government locations. Our food services range from restaurants and executive dining to catering and convenience stores. We also help our clients elevate employee satisfaction through vending and office coffee programs. Through ARAMARK ServiceMaster Facility Services, we help clients maintain their facilities. ARAMARK Harrison Lodging manages more than 40 conference centers and collegiate hotels.

EDUCATION
ARAMARK is a leading provider of food and support services to educational institutions. We serve over 200 million meals annually to students, faculty and visitors at over 350 colleges, universities and preparatory schools. We provide residential dining and retail operations such as convenience stores and coffee kiosks. In more than 300 school districts, we manage food service programs designed to increase student meal participation, boost satisfaction and reduce costs. We provide facility services to clients through ARAMARK ServiceMaster Facility Services.

SPORTS AND ENTERTAINMENT
ARAMARK manages services at more than 170 sports and entertainment venues, recreational sites, and convention facilities across the United States. We provide food and beverage concessions, event planning, premium banquet and catering services, cafés, retail merchandise and novelty sales, and recreational and lodging services. We help clients maintain their facilities through ARAMARK ServiceMaster Facility Services. Our clients include 36 professional sports arenas and stadiums, 29 convention and civic centers, 15 national and state parks, plus numerous other attractions.

CORRECTIONS
ARAMARK serves nearly 1 million meals daily to 300,000 inmates at more than 325 correctional facilities in North America. We help state, county and municipal clients improve quality and lower costs by operating kitchens and delivering commissary services, laundry management and community-based Meals on Wheels programs. We provide facility services to clients through ARAMARK ServiceMaster Facility Services.

HEALTHCARE
ARAMARK provides innovative non-clinical support services to about 1,200 hospitals, long-term care facilities, regional healthcare systems and assisted living communities throughout North America. We offer customized solutions for food and nutrition services and, through ARAMARK ServiceMaster Facility Services, clinical equipment maintenance, housekeeping services, central patient transportation, laundry and linen distribution, patient service assistant/hospitality services, and other facility services.

FACILITY SERVICES
ARAMARK ServiceMaster Facility Services develops customized solutions to maintain the facilities of about 800 healthcare clients, about 400 educational clients and about 475 clients in business, sports and entertainment, and corrections. Our services include plant operations and maintenance, clinical equipment maintenance, custodial and housekeeping services, groundskeeping, materials management, energy management, capital program management, strategic facilities management, building commissioning, and others.





FOOD AND SUPPORT SERVICES – INTERNATIONAL

Where in the world is ARAMARK? In Argentina, Azerbaijan, Belgium, Canada, Chile, Czech Republic, Equatorial Guinea, Germany, Hungary, Ireland, Japan, Kazahkstan, Korea, Mexico, Spain, Taiwan and the United Kingdom, offering customized, high-quality food and support services, similar to those supplied in the United States. We also provide lodging, food service, and commissary and facility management at remote sites, such as oil drilling platforms and mining camps.

UNIFORM AND CAREER APPAREL

More than 2 million people across the United States rely on ARAMARK for uniforms, career and image apparel, and specialized equipment. We offer businesses and other organizations a total uniform solution that helps them solidify their image, promote teamwork and motivate employees. Our ApparelOne option brings rental, direct sale and lease together for customers in one seamless program. We provide similar services to more than 6,000 customers in Japan through a joint venture.

UNIFORM RENTAL
ARAMARK provides uniform rental and leasing services to over 300,000 customer locations in 39 states from over 200 service locations and distribution centers across the United States. Our full-service employee uniform solution features design, sourcing and manufacturing, delivery, cleaning, and maintenance. We also provide career and image apparel, work clothing, outerwear, particulate-free garments, and additional textile and related items to businesses in a wide range of industries.

UNIFORM DIRECT MARKETING
ARAMARK designs, sells and distributes personalized uniforms, rugged work clothing, outerwear, casual duty apparel, career and image apparel, footwear, public safety equipment, and accessories via:

- WearGuard, one of America's largest direct mail and telemarketing retailers of work clothes;
- Crest, a leading designer and distributor of uniform apparel programs to the restaurant, hotel and healthcare industries; and
- Galls, America's largest supplier of uniforms and equipment to police officers, firefighters, emergency medical workers, and corrections and security personnel.

EDUCATIONAL RESOURCES

In more than 30 states, ARAMARK cares for and educates over 95,000 children ages six weeks to 12 years at community-based and employer on-site child care centers, as well as before- and after-school programs on the premises of elementary schools.

- Children's World Learning Centers serves 70,000 children at about 600 centers.
- ARAMARK Work/Life Partnerships offers child care services to employers at 27 employer-based sites.
- Medallion School Partnerships offers child care at about 540 sites.

IN ORGANIC GROWTH



BANK ONE

CHICAGO, ILLINOIS

ARAMARK managers like Megan DePuy are helping Bank One enhance its employee food service across the United States – while reducing Bank One's subsidy by more than 50% over a two-year period.

DePuy worked with her team at Bank One's Chicago headquarters to turn a subsidized cafeteria into a profitable dining destination with a unique menu. Sales jumped nearly 20% in one year. "We're providing variety hard to find elsewhere in downtown Chicago," said DePuy. "For example, we're offering 8-10 'made-to-order' entreé salads daily at our Bistro Station. The Asian glazed salmon salad has been a particularly big hit."

DePuy is part of an ARAMARK team that serves 30,000 Bank One employees at 30 locations in 12 states. The partnership began in Indiana in 1988 and expanded to Ohio in 1996. In 2001, Bank One asked ARAMARK to manage all of its dining operations in the United States. "We customize our approach at each location, but coordinate across the country to gain the greatest economic benefit for our clients," said ARAMARK's Nancy Naatz.

In 2002, Bank One added another assignment: office coffee at over 700 locations. "This is a successful partnership," said Bank One's Barbara Boden. "Bank One and ARAMARK work closely together to deliver good value and high-quality meals at reasonable prices. Our employees have seen improvements across the board."





DINING SERVICES CUSTOMIZED TO EMPLOYEE TASTES AT 30 LOCATIONS

A 50% DECLINE IN BANK ONE'S DINING SUBSIDY OVER A TWO-YEAR PERIOD

PARTNERSHIP EXPANDED FROM TWO STATES TO 12, PLUS OFFICE COFFEE AT OVER 700 SITES



INSET PHOTO, AT LEFT: (left to right) **BARBARA BODEN**, Vice President, Dining Services, Bank One, with **NANCY NAATZ**, National Account Director, ARAMARK Business Services, and **MEGAN DEPUY**, Food Service Director, ARAMARK Business Services

UNITED STATES MINT POLICE

DENVER, COLORADO

ARAMARK's Molly Newman helped the U.S. Mint Police become the "best dressed" police force in the federal government – with dramatic cost savings. The question was how to standardize the uniforms of 450 officers at six locations nationwide. "Before, every location purchased uniforms separately," said Newman. "A consistent uniform image for these officers is very important." Newman developed a customized program featuring online ordering. "The paper tracking required for the old program was staggering," said Sergeant George Bess, U.S. Mint Police, who administers the program in Denver. "In less than two years, Molly streamlined the process, improved delivery schedules and reduced our costs 80% in Denver alone."



One IN ORGANIC GROWTH

A CONSISTENT UNIFORM LOOK, AVAILABLE ONLINE

VOTED "BEST DRESSED" AMONG 76 FEDERAL AGENCIES BY LAW AND ORDER MAGAZINE

SALES TO THE U.S. MINT POLICE IN 2002 WERE 15 TIMES WHAT THEY WERE IN 2000

INSET PHOTO, ABOVE RIGHT: SERGEANT GEORGE BESS, U.S. Mint Police, and **MOLLY NEWMAN,** Federal Account Manager, Galls, ARAMARK

INSET PHOTO, BELOW RIGHT: (left to right) **MARIBETH GUSTAFSON,** Forest Supervisor, U.S. Forest Service, **CHUCK SHAPIRO,** General Manager, ARAMARK Sports and Entertainment Services, and **JANE ODEN,** Permit Administrator, U.S. Forest Service

NEW FACILITIES THAT ARE GOOD FOR THE ENVIRONMENT – AND FOR SALES

A 30% INCREASE IN FEE REVENUE FOR THE FOREST SERVICE

A 13% INCREASE IN ARAMARK SALES AT ZEPHYR COVE IN ONE YEAR



ZEPHYR COVE RESORT

LAKE TAHOE, NEVADA

At Zephyr Cove Resort, ARAMARK's Chuck Shapiro is proving that protecting the environment and increasing revenues for his partners can go hand in hand. Shapiro and his team manage the resort on behalf of the United States Forest Service. In 2001, Shapiro helped the Forest Service turn an aging RV park and campground into a new facility with state-of-the-art features to prevent erosion and safeguard the pristine blue water of Lake Tahoe. The new park helped increase overall fee revenue available to the Forest Service by more than 30%. The U.S. Forest Service's Maribeth Gustafson and Jane Oden couldn't be more pleased. "Chuck and his team have our implicit trust," Gustafson said. "This is more than outsourcing. It's the partnership that ARAMARK promised us from the beginning."

REPLACING ON-PREMISE LAUNDRIES WITH A NATIONAL UNIFORM RENTAL PROGRAM

A 20% DROP IN TYSON FOODS' UNIFORM COSTS

A 300% INCREASE IN ARAMARK SALES TO TYSON SINCE THE BEGINNING OF 2001



TYSON FOODS
BLOUNTSVILLE, ALABAMA

ARAMARK's George Willis is getting a poultry company out of the laundry business – *and saving them $500,000 a year in* the process.

Last year, Willis told Tyson Foods' Lee Ann Roberts she could save $20,000 annually by shutting down the laundry facility at her Blountsville, Alabama, poultry plant and giving ARAMARK the opportunity to manage the employees' uniforms. Willis' calculation was a little conservative, but Roberts isn't complaining. "In the first seven months of 2002 alone, we saved $48,000 at our Blountsville plant," said Roberts. "Converting was the right decision."

"We're outfitting 1,400 of Lee Ann's employees with rental smocks," said ARAMARK's Jeff Akins. "And if they need more for a Saturday shift or for any other reason, we deliver."

ARAMARK has provided uniforms at a number of Tyson locations for more than 20 years. In April 2001, ARAMARK entered into a national uniform partnership with Tyson. Since then, Willis has coordinated nearly 20 on-premise laundry conversions for Tyson, and cut costs in other ways. "Today, there are three colors of employee smocks, not eight," he said, "and one color for employee uniforms, not five."

Overall, Tyson's uniform costs are down an estimated 20%. "Having one point of contact for all of our rental uniform needs is very important," said Mike Roetzel, Vice President of Purchasing, Tyson Foods. "With George focused on our uniforms, we can focus on our core business."



IN ORGANIC GROWTH


KEEP FROZEN

INSET PHOTO, AT LEFT: (left to right) **GEORGE WILLIS,** National Accounts Manager, ARAMARK Uniform Services, and **JEFF AKINS,** Assistant General Manager, ARAMARK Uniform Services, with **LEE ANN ROBERTS,** Complex Materials Manager, Tyson Foods



ARAMARK

HOUSTON INDEPENDENT SCHOOL DISTRICT
HOUSTON, TEXAS

Five years ago, the Houston Independent School District turned over its food service program to ARAMARK. Last year, ARAMARK's Ralph Young delivered a $7.9 million surplus for the district – more than eight times what the district budgeted.

At the same time, ARAMARK's Rob Burton helped cut the district's direct sale uniform costs for support personnel in half. And ARAMARK's Terrance Ransfer helped the district improve facilities management productivity 60% while saving the district in excess of $25 million over five years and boosting customer satisfaction by 35%.

To Houston Independent School District's Cathy Mincberg, these results put ARAMARK on the honor roll. "ARAMARK is one company that offers many solutions," said Mincberg. "And its people make one great team."



Young's performance helped ARAMARK retain the food service partnership and win a new one-year contract with four, one-year renewals. Young introduced One World Café, ARAMARK's school restaurant concept, at over 100 district schools, and it's coming to 150 more. "Despite a declining enrollment, we're serving 9 million more meals annually than five years ago," said Young. "Daily meal participation is up 25%."

Further, in July 2002, Ransfer expanded an innovative total property management concept from two high schools to 11 newly constructed schools. "This concept fixes the annual price to the customer for operations and reduces the need for bond money in future years," said Ransfer.

In all, more than 30 ARAMARK managers work with approximately 2,450 school district employees to deliver world-class food service, facilities management and uniform programs.

ONE COMPANY, MANY SOLUTIONS

COMBINED SURPLUSES AND SAVINGS FOR THE DISTRICT OF NEARLY $50 MILLION OVER FIVE YEARS

FOOD SERVICES PARTNERSHIP EXTENDED FOR ANOTHER FIVE YEARS



INSET PHOTO, AT LEFT: (center) **CATHY MINCBERG,** Chief Business Officer, Houston Independent School District, with (left to right) **TERRANCE RANSFER,** Executive General Manager, ARAMARK ServiceMaster Facility Services; **ROB BURTON,** Merchandising Manager, ARAMARK Uniform Services; and **RALPH YOUNG,** Senior District Manager, ARAMARK School Support Services

VODAFONE

DUESSELDORF, GERMANY

Vodafone leaders made a good call when they asked ARAMARK's Joerg Ertel to open a new café in 1999. So they keep calling back. So far, Ertel has opened two more cafés for Vodafone in Duesseldorf. While the number of employees served has doubled, Ertel has kept Vodafone's food service subsidy flat. "Our goal is to be creative," said Ertel. "We added longer hours and vending, and introduced a mobile food cart at one site." Thanks to managers like Ertel, ARAMARK's partnership with Vodafone in Germany has expanded from one site to nine since 1990. "Working together with Joerg Ertel is very effective," said Vodafone's Michael Wagner. "He is excellent in his field and a pleasant person. He is everything an ideal partner and service provider should be."



One
ARAMARK

AN "IDEAL" MANAGER WHOM CLIENTS TRUST	TWICE AS MANY EMPLOYEES SERVED, WITH NO INCREASE IN SUBSIDY	SINCE 1990, ARAMARK'S PARTNERSHIP WITH VODAFONE HAS EXPANDED FROM ONE SITE TO NINE

INSET PHOTO, ABOVE RIGHT: (left) **MICHAEL WAGNER,** Facility Manager, Vodafone, with **JOERG ERTEL,** First Unit Manager, ARAMARK Germany

INSET PHOTO, BELOW RIGHT: (from left) **MARYANN WYMAN,** Regional Vice President, ARAMARK ServiceMaster Facility Services; **GREGORY REPETTI,** Executive Vice President and Chief Operating Officer, Silver Cross Hospital; **CHUCK TRASCRITTI,** Director of Business Development, ARAMARK Healthcare Support Services; and **DON BANSEMER,** Vice President of Information Systems, Silver Cross Hospital

A TEAM PLAYER WHO HELPS OTHERS HELP HER CLIENT

$750,000 IN CLINICAL EQUIPMENT MAINTENANCE SAVINGS

EXPANDED FROM CLINICAL EQUIPMENT MAINTENANCE TO PLANT OPERATIONS AND MAINTENANCE TO FOOD SERVICES







SILVER CROSS HOSPITAL

JOLIET, ILLINOIS

Thanks to ARAMARK teamwork, Silver Cross Hospital is lean, green, and getting a new approach to cuisine. First, ARAMARK's MaryAnn Wyman and her on-site managers reduced clinical equipment maintenance costs by nearly $750,000, while raising client satisfaction 25%. Gaining their partners' confidence, they next added cutting-edge plant operations and maintenance (including groundskeeping). "MaryAnn's team saw what was 'broken' and fixed it," said Silver Cross' Gregory Repetti. Then, Wyman helped ARAMARK's Chuck Trascritti to understand the hospital's culture so he could customize a food service program. The result: a new $1.4 million food service partnership. "MaryAnn helped us hit the nail on the head," said Trascritti. "We offered a re-designed cafeteria, meal deliveries for staff, and more." "It was just the solution we needed," said Silver Cross' Don Bansemer.



CUSTOMER AT A TI

BOSTON UNIVERSITY
BOSTON, MASSACHUSETTS

Boston University hasn't bid out its food service contract in 27 years. And it doesn't plan to anytime soon.

"I don't believe anyone else could execute this program as well as ARAMARK's Josh Hubbard and his team," said Boston University's Craig Hill. "Their ability to identify our unique needs and offer the right mix of services has continually raised our students' satisfaction, while achieving the dining services budget."

Almost anywhere you look on campus, Hubbard's team is there. At the residence halls and student union, the team supplies food service. In the administrative offices, there's catering, coffee and refreshments. At sporting venues, the team runs the food and beverage concessions. Hubbard and his colleagues are even in the classroom: The university counts on them to help teach School of Hospitality Administration students.

And Hubbard is delivering results. Residential dining sales are up 12% over last year, thanks, in part, to the introduction of The Fresh Food Company – ARAMARK's kitchenless dining concept. Within the last three years, the university's profits from concessions have increased 30%. Since 1999, voluntary meal plan participation has jumped 82%. And the university's food has been ranked among the best in the United States.

"We *want to ensure the university's success, regardless of* what it takes," said Hubbard. "Our clients look at dining as a competitive differentiation and marketing tool that has helped them increase student applications. We want to be there with the university every step of the way, so that this success continues."





MORE THAN A QUARTER CENTURY OF UNLIMITED PARTNERSHIP

FOOD THAT IS RANKED AMONG THE 10 BEST IN THE NATION BY THE PRINCETON REVIEW

A $10 MILLION INCREASE IN TOP LINE SALES OVER THE PAST EIGHT YEARS



INSET PHOTO, AT LEFT: (left) **CRAIG HILL,** Assistant Vice President for Business Affairs, Boston University, and **JOSHUA HUBBARD,** Resident District Manager, ARAMARK Campus Services

BIG BROTHERS BIG SISTERS OF AMERICA

PHILADELPHIA, PENNSYLVANIA

"When I have a problem, you always have the answer," Little Sister Juanita writes to her Big Sister, ARAMARK's Cosheena Jones. "I know I can count on you through happy and sad days." Jones is one of 42 ARAMARK employees who volunteer as mentors at Philadelphia's Freire Charter School through a school-based mentor program sponsored by Big Brothers Big Sisters Southeastern Pennsylvania. ARAMARK employees across America support Big Brothers Big Sisters by serving as big brothers or big sisters, volunteering as school-based mentors, and participating in fundraising events. Jones was matched with Juanita, a ninth grader, in the fall of 2001. They meet at least once every other week for a variety of activities. But mainly, they talk. "The more time we spend together, the closer we become," said Jones. "I want to be someone Juanita can always come to for advice, encouragement or just a friendly conversation."


eamwork

(Right) **COSHEENA JONES,** Cash Accountant, ARAMARK Business Services, with her Little Sister, **JUANITA**

FINANCIAL REVIEW

ARAMARK CORPORATION AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL DATA
ARAMARK CORPORATION AND SUBSIDIARIES

The following table presents selected consolidated financial data. This information should be read in conjunction with the consolidated financial statements and the related notes thereto and Management's Discussion and Analysis of Results of Operations and Financial Condition, each included elsewhere herein.

Fiscal Year Ended on or near September 30	1998[1]	1999	2000	2001[3]	2002[2][3]
(in millions, except per share amounts and ratios)					
INCOME STATEMENT DATA:					
Sales	$6,638.9	$6,742.3	$7,262.9	$7,788.7	$8,769.8
Operating income[2][4]	333.1	375.2	419.6	439.5	560.3
Interest and other financing costs, net	124.8	135.8	147.8	153.3	136.7
Net income[4]	129.2	150.2	168.0	176.5	269.9
Earnings per share[4][5]:					
Basic	$ 0.57	$ 0.80	$ 0.94	$ 1.03	$ 1.42
Diluted	$ 0.53	$ 0.74	$ 0.88	$ 0.97	$ 1.34
Ratio of earnings to fixed charges[4][6]	2.3x	2.2x	2.3x	2.3x	3.1x
BALANCE SHEET DATA (at period end):					
Total assets	$2,741.3	$2,870.5	$3,199.4	$3,216.4	$4,259.3
Long-term borrowings	1,705.0	1,609.7	1,777.7	1,635.9	1,835.7
Common stock subject to potential repurchase[7]	20.0	20.0	20.0	20.0	—
Shareholders' equity (deficit)[8]	(78.9)	126.6	111.5	246.9	858.2
OTHER FINANCIAL DATA:					
EBITDA[2][9]	$ 528.9	$ 568.9	$ 640.4	$ 679.7	$ 815.4
Net cash provided by operating activities	276.7	293.2	407.1	496.9	631.0
Net cash used in investing activities	(189.6)	(216.2)	(483.6)	(279.2)	(1,059.4)
Net cash provided by (used in) financing activities	(93.8)	(69.9)	73.4	(217.5)	435.5

[1] Reclassified to eliminate $4.5 million extraordinary charge, in accordance with Statement of Financial Accounting Standards (SFAS) No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections."

[2] During fiscal 2002, the Company recorded a pre-tax net gain of $43.7 million, consisting of a gain ($7.4 million) on the sale of a residual interest in a previously divested business, charges ($1.6 million) incurred in connection with initiating a shareholder stock sale program and a gain ($37.9 million) on the sale of the Company's interests in the Boston Red Sox Baseball Club and a related entity which controls the rights to broadcast Red Sox games.

[3] On November 30, 2001, ARAMARK completed the acquisition of the management services division of The ServiceMaster Company (ServiceMaster Management Services) for approximately $790 million in cash plus costs of the acquisition. The following pro forma results assume the acquisition had occurred at the beginning of the respective fiscal periods. These pro forma disclosures are unaudited and are based on historical results, adjusted for the impact of certain acquisition related items, such as: amortization of identified intangibles, increased interest expense on acquisition debt and the related income tax effects. Pro forma adjustments do not reflect any synergies that might be achieved from the combined operations, and therefore, in management's opinion, are not indicative of what actual results may have been if the acquisition had occurred at the beginning of the respective periods. Pro forma results are not intended to be a projection of future results.

SELECTED CONSOLIDATED FINANCIAL DATA
ARAMARK CORPORATION AND SUBSIDIARIES

	Fiscal 2001	Fiscal 2002
Sales	$8,768.9	**$8,931.3**
Operating income[2]	498.1	**568.4**
Interest and other financing costs, net	207.0	**142.2**
Net income	179.1	**271.4**
Earnings per share:		
Basic	$ 1.04	**$ 1.43**
Diluted	$ 0.99	**$ 1.35**
EBITDA[2][9]	$ 774.9	**$ 830.1**

[4] ARAMARK adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," at the beginning of fiscal 2002. With the adoption of SFAS No. 142, goodwill is no longer subject to amortization. The following table presents certain financial data for all periods prior to fiscal 2002 adjusted to exclude amortization of goodwill, and the related tax effects.

Fiscal Year Ended on or near September 30,	1998	1999	2000	2001
Operating income	$355.2	$396.4	$441.8	$464.9
Net income	$149.9	$169.7	$188.0	$198.5
Diluted earnings per share	$ 0.61	$ 0.84	$ 0.99	$ 1.09
Ratio of earnings to fixed charges	2.4x	2.4x	2.4x	2.4x

[5] Earnings per share amounts for all years presented have been restated to reflect the merger exchange ratios, which had the effect of a two-for-one stock split.

[6] For the purpose of determining the ratio of earnings to fixed charges, earnings include pre-tax income plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on all indebtedness (including capitalized interest) plus that portion of operating lease rentals representative of the interest factor (deemed to be one-third of operating lease rentals). Excluding the $43.7 million pre-tax net gain discussed in Note 2 above, the ratio of earnings to fixed charges for the fiscal year ended September 27, 2002 was 2.9x.

[7] Reflects shares of ARAMARK's common stock that prior to our corporate reorganization and public offering on December 14, 2001, may have been required to be repurchased under the ARAMARK stockholders' agreement, subject to a limit on such repurchases in the ARAMARK senior revolving credit facility. In connection with the stockholder vote on the corporate reorganization, the stockholders' agreement was terminated.

[8] Fiscal 1998 shareholders' equity (deficit) reflects the repurchase of approximately $530 million of the Company's Class A common stock pursuant to a cash tender offer in June 1998. Shareholders' equity, as of September 27, 2002, reflects the impact of the public offering and related transactions. See Note 7 to the consolidated financial statements.

[9] EBITDA represents net income before interest, taxes, depreciation and amortization, a measurement used by management to measure operating performance. EBITDA is not a recognized term under generally accepted accounting principles and does not purport to be an alternative to operating income as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. Because not all companies calculate EBITDA identically, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. Additionally, EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments, debt service requirements or capital expenditure requirements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

ARAMARK CORPORATION AND SUBSIDIARIES

The following discussion and analysis of our results of operations and financial condition for the fiscal years ended September 29, 2000, September 28, 2001 and September 27, 2002 should be read in conjunction with Selected Consolidated Financial Data and our audited consolidated financial statements and the notes to those statements. This discussion is presented based on information available through November 11, 2002, when the fiscal 2002 consolidated financial statements were released. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, opinions, expectations, anticipations and intentions. Actual results and the timing of events could differ materially from those anticipated in those forward-looking statements.

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's significant accounting policies are described in the notes to the consolidated financial statements included herein. As described in such notes, the Company recognizes revenue in the period in which services are provided pursuant to the terms of our contractual relationships with our clients. Direct marketing segment revenues are recognized upon shipment.

Judgements and estimates of uncertainties are required in applying such accounting policies in certain areas. Following are some of the areas requiring significant judgements and estimates: cash flow and valuation assumptions in performing asset impairment tests of long-lived assets and goodwill; estimated costs to be incurred for environmental matters; contract disputes and litigation; and estimates of allowances for bad debts and inventory obsolescence.

There are numerous critical assumptions that may influence accounting estimates in these and other areas. We base our critical assumptions on our historical experience and on various other estimates we believe to be reasonable. Certain of the more critical assumptions include—

Asset Impairment Determinations

- The intended use of assets and the expected future cash flows resulting directly from such use.
- Comparable market valuations of businesses similar to ARAMARK's business segments.
- Industry specific economic conditions.
- Competitor activities and regulatory initiatives.
- Client and customer preferences and behavior patterns.

Environmental Matters

- Government regulations and enforcement activity.
- Changes in remediation technology and practices.
- Financial obligations and credit worthiness of other responsible parties and insurers.

Litigation and Claims

- Interpretation of contractual rights and obligations.
- Government regulatory initiatives, investigations, activities and interpretations of regulations.

Bad Debt Risk

- Credit worthiness of specific customers and aging of customer balances.
- General and specific industry economic conditions as well as industry concentrations.
- Contractual rights and obligations.

Inventory Obsolescence

- History of customer demand and sales within specific product categories.
- Economic conditions within customer specific industries.
- Style and product changes.

Critical accounting estimates and the related assumptions are evaluated periodically as conditions warrant, and changes to such estimates are recorded as new information or changed conditions require revision.

RESULTS OF OPERATIONS

The following tables present our sales and operating income, and the related percentages attributable to each operating segment for the fiscal years 2000, 2001 and 2002. As discussed in Notes 1 and 3 to the consolidated financial statements, the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", as of the beginning of fiscal 2002. As prescribed by SFAS No. 142, goodwill is no longer amortized, but must be reviewed periodically for impairment. The Company completed the transitional goodwill impairment tests required by SFAS No. 142, which did not result in an impairment charge. No goodwill amortization is reflected in the fiscal 2002 results shown below. To facilitate comparability, the As Adjusted fiscal 2001 amounts shown below have been adjusted to eliminate goodwill amortization from the fiscal 2001 as reported results. The following discussion of results compares fiscal 2002 operating results to the As Adjusted fiscal 2001 results, except as otherwise indicated. The discussion of fiscal 2001 results compared to those of fiscal 2000 covers the as reported results. As described in Note 2 to the consolidated financial statements, on November 30, 2001, ARAMARK acquired the management services business of The ServiceMaster Company.

	Fiscal 2000		Fiscal 2001		Fiscal 2002	
SALES BY SEGMENT	$	%	$	%	$	%
(dollars in millions)						
Food & Support Services—United States	$4,396.3	61%	$4,782.1	61%	$5,674.5	65%
Food & Support Services—International	1,001.9	14	1,109.3	14	1,200.8	14
Uniform and Career Apparel—Rental	969.6	13	995.2	13	1,004.2	11
Uniform and Career Apparel—Direct Marketing	455.7	6	438.8	6	434.5	5
Educational Resources	439.4	6	463.3	6	455.8	5
	$7,262.9	100%	$7,788.7	100%	$8,769.8	100%

	Fiscal 2000		Fiscal 2001				Fiscal 2002	
	As Reported		As Reported		As Adjusted		As Reported	
OPERATING INCOME BY SEGMENT	$	%	$	%	$	%	$	%
(dollars in millions)								
Food & Support Services—United States	$244.5	58%	$264.7	60%	$275.5	59%	$326.7	58%
Food & Support Services—International	40.2	10	39.4	9	41.2	9	46.3	8
Uniform and Career Apparel—Rental	118.5	28	119.7	27	125.0	27	121.9	22
Uniform and Career Apparel—Direct Marketing	10.8	2	15.6	4	18.7	4	22.6	4
Educational Resources	32.3	8	25.4	6	28.5	6	29.2	5
	446.3	106	464.8	106	488.9	105	546.7	97
Corporate and Other	(26.7)	-6	(25.3)	-6	(24.0)	-5	(30.1)	-5
Other Income	0.0	0	0.0	0	0.0	0	43.7	8
	$419.6	100%	$439.5	100%	$464.9	100%	$560.3	100%

FISCAL 2002 COMPARED TO FISCAL 2001

Consolidated Overview

Sales for fiscal 2002 were $8.8 billion, an increase of 13% over fiscal 2001. Sales increased in the Food and Support Services segments, were about equal to the prior year in the Uniform and Career Apparel segments and declined slightly in the Educational Resources segment. Excluding the impact of acquisitions, primarily in the Food and Support Services segments, and the impact of foreign currency translation, sales increased 1% compared to the prior year. Operating income for fiscal 2002 was $560.3 million, an increase of 21% from prior year As Adjusted operating income. Fiscal 2002 operating income includes a $43.7 million net gain, resulting principally from the sale of our ownership interests in the Boston Red Sox entities and a residual investment in a previously divested business, which is presented as "Other income, net" (see Note 12 to the consolidated financial statements). Excluding other income, operating income increased 11% compared to the prior year. Further, excluding the impact of acquisitions and foreign currency translation, operating income was about equal to the prior year. The sales and operating income of certain of our businesses continued to be adversely affected by weak economic conditions throughout fiscal 2002, particularly lower levels of employment. Operating results for both fiscal 2002 and 2001 were adversely impacted by the effects of the September 11, 2001 terrorist attacks; however, on a consolidated basis, the year-over-year impact was not significant. Consolidated operating income margin was comparable between fiscal years.

Interest and other financing costs, net decreased 11% compared to the prior year due to lower interest rates, partially offset by increased average borrowing levels. The effective tax rate was 36.3% for both fiscal 2002 and fiscal 2001 As Adjusted.

Net income for fiscal 2002 was $269.9 compared to $176.5 million reported in fiscal 2001. Excluding "Other income," fiscal 2002 net income was $239.1 million, increasing 35% over the reported amounts for the prior year period. On an As Adjusted basis, adjusting fiscal 2001 net income for the impact of the goodwill accounting change, fiscal 2002 net income increased 20%. Fiscal 2002 diluted earnings per share (excluding Other income) was $1.19 per share on a weighted average share count of approximately 201 million shares. Fiscal 2001 diluted earnings per share, adjusted for the goodwill accounting change, was $1.09 per share on a lower weighted average share count of approximately 181 million shares.

Segment Results

The following tables present a 2002/2001 comparison of segment sales and operating income together with the amount of and percentage change between periods.

	Fiscal		Change	
SALES BY SEGMENT	2001	2002	$	%
(dollars in millions)				
Food & Support Services—United States	$4,782.1	$5,674.5	$892.4	19%
Food & Support Services—International	1,109.3	1,200.8	91.5	8
Uniform and Career Apparel—Rental	995.2	1,004.2	9.0	1
Uniform and Career Apparel—Direct Marketing	438.8	434.5	(4.3)	(1)
Educational Resources	463.3	455.8	(7.5)	(2)
	$7,788.7	$8,769.8	$981.1	13%

	Fiscal 2001		Fiscal 2002	Change vs. As Reported		Change vs. As Adjusted	
OPERATING INCOME BY SEGMENT	As Reported	As Adjusted	As Reported	$	%	$	%
(dollars in millions)							
Food & Support Services—United States	$264.7	$275.5	$326.7	$ 62.0	23%	$51.2	19%
Food & Support Services—International	39.4	41.2	46.3	6.9	18	5.1	12
Uniform and Career Apparel—Rental	119.7	125.0	121.9	2.2	2	(3.1)	(2)
Uniform and Career Apparel—Direct Marketing	15.6	18.7	22.6	7.0	45	3.9	21
Educational Resources	25.4	28.5	29.2	3.8	15	0.7	2
Corporate and Other	(25.3)	(24.0)	(30.1)	(4.8)	19	(6.1)	25
	439.5	464.9	516.6	77.1	18	51.7	11
Other Income	0.0	0.0	43.7	43.7	—	43.7	—
	$439.5	$464.9	$560.3	$120.8	27%	$95.4	21%

Food and Support Services—United States Segment

Food and Support Services—United States segment sales for fiscal 2002 increased 19% over the prior year due to acquisitions (approximately 17%; principally ServiceMaster Management Services) and net new accounts (approximately 2%). Sales in this segment were adversely impacted by the terrorist attacks of September 11th. Management estimates that had the September 11th terrorist attacks not occurred, total segment sales would have been approximately 1% higher than reported in both fiscal 2002 and fiscal 2001.

Sales growth in the Education Sector was in the high single digits, and the Other Sector (which includes correctional and healthcare clients), experienced sales growth in the low double-digits due primarily to new contracts and the fiscal 2001 acquisition of Correctional Foodservice Management. The Business Services Sector continued to be negatively affected by the weak economy, particularly weak employment levels. The September employment report, recently issued by the United States Department of Labor Bureau of Labor Statistics, shows total employment levels down from a year ago in the categories most important to this business sector. Fiscal 2002 sales in this sector, excluding acquisitions, declined about 7% from the prior year, with fourth quarter fiscal 2002 sales declining approximately 10% from the comparable prior year period. Sales in the Sports and Entertainment Sector decreased about 1% compared to the prior year. Attendance and spending levels within the convention and tourism businesses were soft throughout the year, and baseball attendance at our stadiums was down about 6% in the fourth quarter of fiscal 2002.

Segment operating income increased 19% compared to the prior year. Excluding the impact of acquisitions, operating income increased 2%. Fiscal 2001 segment results included a $5 million litigation related charge. Excluding this charge, operating income was approximately equal with the prior year. The profit performance in fiscal 2002 followed the sales growth trends described above, with the strong performance in the Education and Other Sectors offset by weakness in the Business and Sports and Entertainment Sectors. Fiscal 2002 and fiscal 2001 operating results were adversely impacted by the terrorist attacks of September 11th. Had the terrorist attacks not occurred, management estimates that segment operating income in fiscal 2002 and 2001 would have been higher by approximately 2% and 3%, respectively. For purposes of making these estimates, we have increased reported operating income for the estimated amount of income related to the affected operations, and excluded from the reported operating income the amount (approximately $3.2 million) of business interruption proceeds received in the third quarter of fiscal 2002.

Food and Support Services—International Segment
Sales in the Food and Support Services—International segment increased 8% compared to the prior year. Excluding the impact of foreign currency translation, sales increased 7% due to acquisitions (approximately 5%) and net new business (approximately 2%). Sales growth in the United Kingdom was in the high single-digits, while sales in Germany and Canada were down slightly from the prior year, reflective of the continuing economic weakness in these countries.

Fiscal 2002 segment operating income increased 12%. Excluding the impact of acquisitions, foreign currency translation and a gain from an asset sale, segment operating income increased 7% compared to the prior year period. The United Kingdom and Germany achieved significant double-digit operating income growth. Germany was negatively impacted in the prior year period by the European outbreaks of mad cow and foot and mouth disease. Results in Canada were lower than the prior year due to sluggish economic conditions, similar to those in the United States.

Uniform and Career Apparel—Rental Segment
Uniform and Career Apparel—Rental segment fiscal 2002 sales increased 1% compared to the prior year due principally to price increases. Sales growth in this segment continues to be significantly constrained by continued depressed employment levels, particularly in the manufacturing, automotive and airline sectors. Segment operating income decreased 2% compared to the prior year. Despite continuing cost control initiatives, the combination of limited net sales growth, together with higher sales costs and normal operating cost increases (particularly in the payroll and related benefit areas) reduced operating income from prior year levels.

**Uniform and Career Apparel—
Direct Marketing Segment**
Uniform and Career Apparel—Direct Marketing segment sales decreased 1% compared to the prior year. Excluding the impact of an acquisition, segment sales decreased 2% primarily due to lower volume in work clothing sales, partially offset by increased sales of safety products. The sluggish economic conditions continue to affect the level of customer orders in the work clothing sector. Segment operating income for fiscal 2002 increased 21% compared to the prior year due to lower product and other operating costs, partially offset by the impact of lower sales.

Educational Resources Segment
Fiscal 2002 sales in the Educational Resources segment decreased 2% compared to the prior year due to lower enrollment at existing centers (approximately 5%) and closed centers (approximately 4%), partially offset by increases due to pricing (approximately 4%) and new locations (approximately 3%). Segment operating profit increased 2% due to effective operating cost controls and a small gain in fiscal 2002 on the sale of three properties. We expect the difficult business conditions which affected fiscal 2002 operating results in this segment to continue in fiscal 2003. Reduced enrollments and cost increases, including insurance, will likely continue to depress fiscal 2003 operating results.

Corporate and Other
Corporate and other expenses, those administrative expenses not allocated to the business segments, were $30.1 million in fiscal 2002 compared to $24.0 million in fiscal 2001. The increase over the prior year was due principally to increased staff costs, higher FICA taxes due to stock option exercises and higher insurance premiums.

OUTLOOK

As discussed above, the continuing weak economy has had an adverse impact on organic sales growth and operating results in our economically sensitive businesses. Looking forward to the next year we expect economic conditions to continue to be a challenge to growth through at least the first half of our fiscal 2003, with gradual improvement in the second half of the year, predicated on the economy improving, particularly employment levels.

During the fourth quarter of 2002, certain of the Company's insurance coverages were renewed with significant premium increases. Premiums for the Company's casualty and general liability coverage will be renegotiated during fiscal 2003, and it is currently expected that future insurance premiums will increase and certain coverages, such as terrorist acts coverage, will no longer be available or will be meaningfully reduced. Management is evaluating alternative insurance arrangements in response to these changes.

FISCAL 2001 COMPARED TO FISCAL 2000

Consolidated Overview
Sales for fiscal 2001 were $7.8 billion, an increase of 7% over fiscal 2000. Sales increases in the Food and Support Services segments, the Uniform and Career Apparel—Rental segment, and the Educational Resources segment were partially offset by a decline in sales in the Uniform and Career Apparel—Direct Marketing segment.

Excluding the impact of acquisitions, primarily in the Food and Support Services segments, and the unfavorable impact of foreign currency translation, sales for fiscal 2001 increased 4% over the prior year. Further, excluding the estimated effect on sales of the September 11th terrorist attacks, the increase would have been approximately 5%. Operating income of $439.5 million increased $19.9 million or 5% over the prior year. Excluding the impact of acquisitions and foreign currency translation, operating income increased 3%. Higher unemployment levels in the United States manufacturing and automotive sectors, along with increased energy costs, the general economic slowdown in the United States, a litigation related charge, and the terrorist attacks of September 11, 2001, have adversely impacted the fiscal 2001 results. As discussed below, the Company was directly and indirectly impacted by the terrorist attacks on September 11th (primarily in the Food and Support Services—United States segment). Had the terrorist attacks not occurred, management estimates that operating income, net income and diluted earnings per share would have been approximately 2%, 3% and 3% higher in fiscal 2001, respectively.

Interest and other financing costs, net for fiscal 2001 increased 4% compared to the prior year due to increased borrowing levels to fund acquisitions, stock repurchases and working capital requirements, partially offset by the impact of lower interest rates.

Segment Results

	Fiscal		Change	
SALES BY SEGMENT	2000	2001	$	%
(dollars in millions)				
Food and Support Services—United States	$4,396.3	$4,782.1	$385.8	8.8%
Food and Support Services—International	1,001.9	1,109.3	107.4	10.7
Uniform and Career Apparel—Rental	969.6	995.2	25.6	2.6
Uniform and Career Apparel—Direct Marketing	455.7	438.8	(16.9)	(3.7)
Educational Resources	439.4	463.3	23.9	5.4
	$7,262.9	$7,788.7	$525.8	7.2%

Food and Support Services—United States segment sales increased 9% over the prior year due to acquisitions, primarily the Ogden Entertainment, Inc. acquisition in the third quarter of fiscal 2000 (approximately 5%), net new accounts (approximately 2%) and increased volume (approximately 2%). Softness in employment levels, particularly in the manufacturing and automotive sectors, slowed growth in the business services and vending sectors, while sales growth was strong in the correctional and healthcare sectors. Sales in the sports and entertainment sector were also adversely impacted by the general economic slowdown and the terrorist attacks of September 11th. As a result of the events of September 11th, customer locations in and around the World Trade Center were either destroyed or closed and Major League Baseball and National Football League games scheduled for September were postponed until fiscal 2002. Had the terrorist attacks not occurred, management estimates that segment sales would have been approximately 1% higher. Sales in the Food and Support Services—International segment increased 11% over the prior year period. Excluding the unfavorable impact of foreign currency translation, sales increased 18% due to net new accounts (approximately 8%), increased volume (approximately 5%) and the impact of the Campbell Bewley acquisition (approximately 5%), with double-digit growth in the United Kingdom and European markets. Sales in the Uniform and Career Apparel—Rental segment increased 3% due to increased volume (approximately 2%) and pricing (approximately 1%). Sales growth in this sector has been constrained by softness in the manufacturing, automotive and airline sectors. Uniform and Career Apparel—Direct Marketing segment sales decreased 4% compared to the prior year due primarily to lower volume. The general softening of the economy and a decrease in business spending have adversely impacted 2001 sales in this segment. In fiscal 2000, sales to the safety equipment and accessories market were adversely impacted by the startup of a distribution facility. Educational Resources segment sales increased 5% over the prior year due primarily to pricing (approximately 3%) and new locations (approximately 6%), partially offset by lower enrollment at existing locations (approximately 4%).

OPERATING INCOME BY SEGMENT	Fiscal 2000	Fiscal 2001	Change $	Change %
(dollars in millions)				
Food and Support Services—United States	$244.5	$264.7	$20.2	8.3%
Food and Support Services—International	40.2	39.4	(0.8)	(2.0)
Uniform and Career Apparel—Rental	118.5	119.7	1.2	1.0
Uniform and Career Apparel—Direct Marketing	10.8	15.6	4.8	44.4
Educational Resources	32.3	25.4	(6.9)	(21.4)
Corporate and Other	(26.7)	(25.3)	1.4	5.2
	$419.6	$439.5	$19.9	4.7%

Food and Support Services—United States segment operating income increased 8%. Excluding the impact of acquisitions, operating income increased 4% due to the sales increases noted above, partially offset by the impact of the September 11th events, a litigation related charge and startup costs on a large correctional services contract in the fourth quarter of fiscal 2001. Excluding the litigation charge and startup costs, reported segment operating income increased 12%. Additionally, had the terrorist attacks not occurred, management estimates that 2001 segment operating income would have been approximately 3% higher than reported. Reduced employment levels and generally soft economic conditions (including the September 11th impact) constrained profit growth, particularly in the second half of fiscal 2001. Operating income in the Food and Support Services—International segment decreased 2%. Excluding the unfavorable impact of foreign currency translation, acquisitions, and an asset sale gain in the prior year, segment operating income increased 14% over the prior year due to the sales increases noted above, partially offset by increased infrastructure and acquisition integration costs in the U.K. and increased food costs in Germany as a result of previous bovine spongiform encephalopathy (BSE), or so-called "mad cow disease," and foot and mouth disease outbreaks in Europe. Uniform and Career Apparel—Rental segment operating income increased 1% over the prior year due to the sales increases noted above and the absence of garment manufacturing startup costs incurred in the prior year, partially offset by increased fuel, energy and other operating costs. The slowdown in the United States economy has constrained both volume and pricing growth, negatively impacting operating income, particularly in the last half of fiscal 2001. Operating income in the Uniform and Career Apparel—Direct Marketing segment increased 44% over the prior year due to reduced catalog, distribution and administrative expenses, partially offset by the impact of lower sales. Additionally, operating results in the segment were adversely impacted in the prior year by start up costs related to a distribution facility. Educational Resources segment operating income decreased 21%. Operating results in this segment continue to be adversely affected by reduced enrollment at mature centers and continuing high labor and employee medical costs.

FINANCIAL CONDITION AND LIQUIDITY

Reference to the consolidated statements of cash flows will facilitate understanding of the discussion that follows.

Fiscal 2002

Cash provided by operating activities was $631 million in fiscal 2002 and $497 million in fiscal 2001. Excluding the sale of accounts receivable described below, cash provided by operating activities was $592 million and $356 million for the fiscal 2002 and 2001 periods, respectively. The increase in cash flow was due principally to the increase in net income and non-cash adjustments for depreciation, amortization and deferred income taxes, lower accounts receivable balances and the timing of payments related to accrued taxes, insurance and interest. Total debt increased by $205 million primarily due to the ServiceMaster Management Services and other acquisitions described below and the buyback and share repurchase programs, offset by the proceeds from our initial public stock offering in December 2001, and operating cash flow.

As discussed further in Note 2 to the consolidated financial statements, on November 30, 2001, the Company completed the acquisition of the management services division of The ServiceMaster Company (the ServiceMaster Management Services business) for approximately $800 million. The initial acquisition financing consisted of $200 million from the Company's revolving credit facility and $600 million under a bridge financing facility with a group of banks. Approximately $350 million of the bridge facility was repaid with a portion of the proceeds from the initial public offering. The remaining balance of the bridge loan was repaid in April 2002 with a portion of the proceeds from the $300 million (7% due May 1, 2007) note offering discussed below.

As discussed further in Note 7 to the consolidated financial statements, on December 14, 2001, the Company completed an initial public offering (IPO) of 34.5 million shares of its Class B common stock at a price of $23.00 per share, raising approximately $743 million, net of issuance costs. The proceeds from the IPO were used to complete a tender offer for up to 10% of the outstanding Class A shares and to repay indebtedness under the bridge facility related to the ServiceMaster acquisition and the revolving credit facility. Specifically, on December 14, 2001, the Company purchased from its employee benefit plans approximately 3.3 million Class A shares for $75.4 million, and on January 25, 2002 the Company completed the tender offer for its Class A common stock and purchased 13.7 million shares for approximately $314 million.

Also, during fiscal 2002, pursuant to the ARAMARK Ownership Program, employees purchased approximately 7.5 million shares or $37.2 million of Class A common stock for $28.4 million cash plus $8.8 million of deferred payment obligations. No deferred payment obligation arrangements were entered into subsequent to July 30, 2002.

In April 2002, a subsidiary of the Company issued $300 million of 7% notes (the 7% Notes) which mature on May 1, 2007. The 7% Notes are fully and unconditionally guaranteed by the Company and will rank equally with all of the Company's other unsecured senior indebtedness. The net proceeds of the offering (approximately $297.1 million) were used to repay the outstanding borrowings under the ServiceMaster acquisition bridge financing facility described above, with the remainder of the proceeds applied to loans under the senior revolving credit facility. Concurrent with the issuance of the 7% Notes, the Company entered into interest rate swaps, with notional amounts totaling $300 million, to receive fixed (7%)/pay variable (six month LIBOR). The swaps mature on May 1, 2007 and are being accounted for as fair-value hedges in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended.

In May 2002, the Company announced the establishment of a Stock Repurchase Program. Under the Stock Repurchase Program, the Board of Directors has approved the use of up to $200 million to repurchase shares of the Corporation's common stock. Repurchases will be made in accordance with applicable securities laws in open market or privately negotiated transactions or otherwise, from time to time, depending on market conditions, and may be discontinued at any time. As of September 27, 2002, the Company has repurchased approximately 3.2 million shares for $70.3 million. Additionally, the Company repurchased 1.5 million shares for approximately $39.8 million from the employee benefit plans to provide liquidity prior to the scheduled lapse of the IPO restrictions in June 2002.

In June 2002, the Company acquired the Harrison Conference Centers from Hilton Hotels Corporation for approximately $49 million in cash. In July 2002, the Company signed a definitive agreement to acquire Clinical Technology Services (CTS) from Premier, Inc. for approximately $100 million in cash. This acquisition was consummated on September 30, 2002. The Company also completed an acquisition in Canada of Travers Food Services, a remote camp business, for approximately $18 million. Additionally, in September 2002, ARAMARK and Mitsui & Company, Ltd. completed a tender offer to jointly purchase outstanding shares of AIM Services Co., Ltd. (AIM) of Japan, which increased each partners existing ownership interest in AIM to approximately 49%. The aggregate consideration paid by ARAMARK for this transaction was approximately $37 million in cash, which was funded through borrowings under the revolving credit facility.

In August 2002, a subsidiary of the Company issued $300 million of 6.375% notes (the 6.375% Notes) which mature on February 15, 2008. The 6.375% Notes are fully and unconditionally guaranteed by the Company and will rank equally with all of the Company's other unsecured senior indebtedness. The net proceeds of the offering (approximately $297.1 million) were used principally to repay outstanding borrowings under the senior revolving credit facility. In connection with the issuance of the 6.375% Notes, in October 2002, the Company entered into interest rate swaps, with notional amounts totaling $300 million, to receive fixed (6.375%)/pay variable (six month LIBOR). The swaps mature on February 15, 2008 and are being accounted for as fair-value hedges in accordance with the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended.

At October 25, 2002, there was approximately $917 million of unused committed credit availability under our senior revolving credit facility. Additionally, the Company has a shelf registration statement on file with the SEC for the issuance of up to $400 million of debt securities. The Company currently expects to fund acquisitions (including the recently announced proposed acquisition of Fine Host Corporation for approximately $100 million), capital expenditures and other liquidity needs from cash provided from operating activities, normal disposals of property and equipment, and borrowings available under our credit facilities or registered or private note issuances. As of September 27, 2002, there was approximately $87.4 million outstanding in foreign currency borrowings.

The Company has future obligations for debt repayments, capital leases, future minimum rental and similar commitments under noncancelable operating leases as well as contingent obligations related to outstanding letters of credit and guarantees. These obligations as of September 27, 2002 are summarized in the tables below.

		Payments Due by Period			
CONTRACTUAL OBLIGATIONS	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Long-term borrowings	$1,870,431	$ 38,659	$1,035,581	$779,291	$ 16,900
Capital lease obligations	5,136	1,195	2,252	1,116	573
Operating leases	806,082	216,251	209,684	130,684	249,463
Other long-term obligations *	120,301	97,805	22,496	—	—
	$2,801,950	$353,910	$1,270,013	$911,091	$266,936

* Represents capital commitments in connection with several long-term concession contracts.

	Total Amounts	Amount of Commitment Expiration Per Period			
OTHER COMMERCIAL COMMITMENTS	Committed	Less than 1 year	1–3 years	4–5 years	Over 5 years
Letters of credit	$32,978	$15,981	$16,997	$ —	$ —
Guarantees	26,803	26,803	—	—	—
	$59,781	$42,784	$16,997	$ —	$ —

The Company has an agreement (the Receivables Facility) with several financial institutions whereby it sells on a continuous basis an undivided interest in all eligible trade accounts receivable, as defined in the Receivables Facility. Pursuant to the Receivables Facility, the Company formed ARAMARK Receivables, LLC, a wholly owned, bankruptcy-remote subsidiary. ARAMARK Receivables, LLC was formed for the sole purpose of buying and selling receivables generated by certain subsidiaries of the Company. Under the Receivables Facility, certain subsidiaries of the Company transfer, without recourse, all of their accounts receivable to ARAMARK Receivables, LLC. ARAMARK Receivables, LLC, in turn, has sold and, subject to certain conditions, may from time to time sell an undivided interest in these receivables. In June 2002, the Receivables Facility was amended to include certain of the ServiceMaster subsidiaries and to increase the size of the facility to $250 million. The Company has retained collection and administrative responsibility for the participating interest sold, and has retained an undivided interest in the transferred receivables of approximately $183.9 million at September 27, 2002, which is subject to a security interest. The agreement expires in March 2004. This two-step transaction is accounted for as a sale of receivables following the provisions of SFAS No. 140.

The Company's business activities do not include the use of unconsolidated special purpose entities, and there are no significant business transactions that have not been reflected in the accompanying financial statements. ARAMARK may be exposed to liability resulting from the non-performance of certain indemnification obligations by an entity currently in bankruptcy from which ARAMARK acquired a business in fiscal 2000. The amount of such exposure cannot be quantified at the present time due to uncertainty with respect to the number and amount of claims, if any, originating from or relating to the pre acquisition period. ARAMARK has $25 million of insurance coverage for such exposure with a $5.0 million retained loss limit.

NEW ACCOUNTING PRONOUNCEMENTS

The FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company is required to adopt these standards no later than the beginning of fiscal 2003. In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which is effective for exit or disposal activities that are initiated after December 31, 2002. Initial adoption of these pronouncements will not have a material effect on the Company's financial statements.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward-looking statements that reflect our current views as to future events and financial performance with respect to our operations. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as "aim," "anticipate," "estimate," "expect," "will be," "will continue," "will likely result," "project," "intend," "plan," "believe" and other words and terms of similar meaning in conjunction with a discussion of future operating or financial performance.

These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Factors that might cause such a difference include: unfavorable economic conditions, including any future terrorist attacks; increased operating costs; shortages of qualified personnel; currency risks and other risks associated with international markets; risks associated with acquisitions; our ability to integrate and derive the expected benefits from our recents acquisitions, including our acquisition of ServiceMaster Management Services; competition; decline in attendance at client facilities; unpredictability of sales and expenses due to contract terms and terminations; high leverage; claims relating to the provision of food services; costly compliance with governmental regulations; liability associated with noncompliance with governmental regulations, including regulations pertaining to food services, the environment and childcare service; seasonality; adverse publicity concerning incidents at childcare centers; and levels of enrollment in our education business. Additional information on these risks and other factors you may wish to consider is available in our Annual Report on Form 10-K filed with the SEC.

Forward-looking statements speak only as of the date made. We undertake no obligation to update any forward-looking statements to reflect the events or circumstances arising after the date as of which they are made. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements included in this Annual Report or that may be made in other filings with the Securities and Exchange Commission or elsewhere from time to time by, or on behalf of, us.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to the impact of interest rate changes and manage this exposure through the use of variable-rate and fixed-rate debt and by utilizing interest rate swaps. We do not enter into contracts for trading purposes and do not use leveraged instruments. The information below summarizes our market risks associated with debt obligations and other significant financial instruments as of September 28, 2001 and September 27, 2002. Fair values were computed using market quotes, if available, or based on discounted cash flows using market interest rates as of the end of the respective periods. For debt obligations, the table presents principal cash flows and related interest rates by expected fiscal year of maturity. Variable interest rates disclosed represent the weighted-average rates of the portfolio at September 28, 2001 and September 27, 2002. For interest rate swaps, the table presents the notional amounts and related weighted-average interest rates by fiscal year of maturity. The variable rates presented are the average forward rates for the term of each contract.

	Expected Fiscal Year of Maturity							
As of September 28, 2001	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
(US$ equivalent in millions)								
DEBT:								
Fixed rate	$ 31	$ 25	$300(a)	$150	$300(a)	$172	$978	$997
Average interest rate	6.6%	6.8%	6.8%	8.2%	7.0%	7.2%	7.1%	
Variable rate	$ 35	$ 50	$ 55	$550	$ 3	—	$693	$693
Average interest rate	6.2%	4.9%	4.2%	4.1%	6.4%		4.3%	
INTEREST RATE SWAPS:								
Receive variable/pay fixed	$100	$100						$ (11)
Average pay rate	7.6%	7.7%						
Average receive rate	3.6%	3.5%						

	Expected Fiscal Year of Maturity							
As of September 27, 2002	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
(US$ equivalent in millions)								
DEBT:								
Fixed rate	$ 30	$301(a)	$151	$301(a)	$480(a)	$318(a)	$1,581	$1,632
Average interest rate	6.5%	6.7%	8.1%	7.0%	7.0%	6.4%	6.9%	
Variable rate	$ 38	$ 22	$232	$ 3	—	—	$ 295	$ 295
Average interest rate	6.7%	3.0%	3.4%	5.5%			3.8%	
INTEREST RATE SWAPS:								
Receive variable/pay fixed	$100							$ (4)
Average pay rate	7.7%							
Average receive rate	1.8%							
Receive fixed/pay variable					$300			$ 25
Average pay rate					4.3%			
Average receive rate					7.0%			

(a) Each balance includes $300 million of senior notes callable by us at any time.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
ARAMARK Corporation:

We have audited the accompanying consolidated balance sheet of ARAMARK Corporation and subsidiaries as of September 27, 2002 and the related consolidated statements of income, cash flows and shareholders' equity for the fiscal year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The fiscal 2001 and fiscal 2000 consolidated financial statements of ARAMARK Corporation were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements, before the revisions described in Notes 3 and 7 to the consolidated financial statements, in their report dated November 14, 2001.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the fiscal 2002 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ARAMARK Corporation and subsidiaries as of September 27, 2002, and the results of their operations and their cash flows for the fiscal year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the fiscal 2001 and fiscal 2000 consolidated financial statements of ARAMARK Corporation and subsidiaries were audited by other auditors who have ceased operations. As described in Note 3, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, which was adopted by the Company as of September 29, 2001. In our opinion, the disclosures for fiscal 2001 and fiscal 2000 in Note 3 are appropriate. As described in Note 7, these consolidated financial statements have been revised to give effect to the two-for-one merger exchange ratio and the change in the capital stock of the Company on December 14, 2001. We audited the adjustments that were applied to revise the fiscal 2001 and fiscal 2000 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the fiscal 2001 and fiscal 2000 consolidated financial statements of ARAMARK Corporation and subsidiaries other than with respect to such adjustments and disclosures, and accordingly, we do not express an opinion or any other form of assurance on the fiscal 2001 and fiscal 2000 consolidated financial statements taken as a whole.

KPMG LLP

Philadelphia, Pennsylvania
November 11, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To ARAMARK Corporation:

We have audited the accompanying consolidated balance sheets of ARAMARK Corporation (a Delaware corporation) and subsidiaries as of September 29, 2000 and September 28, 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended September 28, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ARAMARK Corporation and subsidiaries as of September 29, 2000 and September 28, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended September 28, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Philadelphia, Pennsylvania
November 14, 2001

Note: The report above is a copy of a previously issued report and it has not been reissued by Arthur Andersen LLP (Andersen). Certain financial information for each of the two years in the period ended September 28, 2001 was not reviewed by Andersen and includes: (i) as described in Note 3, the inclusion of transitional disclosures required by Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, which was adopted by the Company as of September 29, 2001, and (ii) as described in Note 7, revisions to give effect to the two-for-one merger exchange ratio and the change in the capital stock of the Company on December 14, 2001.

CONSOLIDATED BALANCE SHEETS

ARAMARK CORPORATION AND SUBSIDIARIES

Fiscal September 28, 2001 and September 27, 2002	2001	2002
(dollars in thousands, except share amounts)		
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 24,799	$ 31,933
Receivables (less allowances: 2001—$22,571; 2002—$31,673)	503,291	548,297
Inventories	415,798	425,182
Prepayments and other current assets	76,310	92,980
Total current assets	1,020,198	1,098,392
Property and Equipment, at Cost:		
Land, buildings and improvements	786,697	907,442
Service equipment and fixtures	1,447,861	1,600,035
	2,234,558	2,507,477
Less—Accumulated depreciation	(1,146,725)	(1,258,207)
	1,087,833	1,249,270
Goodwill	705,016	1,369,540
Other Intangible Assets	104,272	242,341
Other Assets	299,075	299,759
	$3,216,394	$4,259,302
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Current maturities of long-term borrowings	$ 34,710	$ 39,854
Accounts payable	459,249	501,193
Accrued payroll and related expenses	209,904	232,415
Other accrued expenses and current liabilities	380,288	530,100
Total current liabilities	1,084,151	1,303,562
Long-Term Borrowings	1,670,577	1,875,567
Less—current portion	(34,710)	(39,854)
Total long-term borrowings	1,635,867	1,835,713
Deferred Income Taxes and Other Noncurrent Liabilities	229,484	261,842
Common Stock Subject to Potential Repurchase Under Provisions of Stockholders' Agreement	20,000	—
Shareholders' Equity Excluding Common Stock Subject to Repurchase:		
Class A common stock, par value $.01; authorized: 600,000,000 shares; issued: 2001—167,239,554 shares; 2002—138,617,940 shares; outstanding: 2001—167,239,554 shares; 2002—121,683,624 shares	1,672	1,387
Class B common stock, par value $.01; authorized: 1,600,000,000 shares; issued: 2002—70,069,279 shares; outstanding: 2002—65,320,579 shares	—	700
Capital surplus	1,065	821,242
Earnings retained for use in the business	283,125	553,037
Accumulated other comprehensive income (loss)	(18,970)	(18,671)
Treasury stock	—	(499,510)
Impact of potential repurchase feature of common stock	(20,000)	—
Total	246,892	858,185
	$3,216,394	$4,259,302

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

ARAMARK CORPORATION AND SUBSIDIARIES

For the fiscal years ended September 29, 2000, September 28, 2001 and September 27, 2002	2000	2001	**2002**
(dollars in thousands, except per share amounts)			
Sales	$7,262,867	$7,788,690	**$8,769,841**
Costs and Expenses:			
Cost of services provided	6,531,025	7,002,730	**7,882,922**
Depreciation and amortization	220,794	240,243	**255,157**
Selling and general corporate expense	91,465	106,210	**115,190**
Other income, net (Note 12)	—	—	**(43,695)**
	6,843,284	7,349,183	**8,209,574**
Operating income	419,583	439,507	**560,267**
Interest and Other Financing Costs, net	147,803	153,292	**136,659**
Income before income taxes	271,780	286,215	**423,608**
Provision for Income Taxes	103,820	109,719	**153,696**
Net Income	$ 167,960	$ 176,496	**$ 269,912**
Earnings Per Share:			
Basic	$0.94	$1.03	**$1.42**
Diluted	$0.88	$0.97	**$1.34**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

ARAMARK CORPORATION AND SUBSIDIARIES

For the fiscal years ended September 29, 2000, September 28, 2001 and September 27, 2002	2000	2001	2002
(dollars in thousands)			
Cash flows from operating activities:			
Net income	$ 167,960	$ 176,496	$ 269,912
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	220,794	240,243	255,157
Income taxes deferred	4,851	9,333	19,712
Gain on sale of investments	—	—	(45,320)
Changes in noncash working capital:			
Receivables	(14,716)	(47,351)	24,215
Inventories	(35,992)	4,930	3,053
Prepayments	5,638	(11,006)	2,266
Accounts payable	(10,548)	(20,881)	(26,803)
Accrued expenses	90,311	26,132	108,795
Net proceeds from sale of receivables	—	140,885	39,105
Changes in other noncurrent liabilities	(1,788)	3,128	(4,601)
Changes in other assets	(8,063)	(21,355)	(15,268)
Other operating activities	(11,387)	(3,665)	735
Net cash provided by operating activities	407,060	496,889	630,958
Cash flows from investing activities:			
Purchases of property and equipment	(234,583)	(240,998)	(266,629)
Disposals of property and equipment	27,546	22,321	23,802
Proceeds from sale of investments	—	8,240	76,964
Divestiture of certain businesses	—	—	3,502
Acquisition of certain businesses:			
Working capital other than cash acquired	11,896	(2,298)	30,246
Property and equipment	(76,717)	(5,525)	(106,982)
Additions to goodwill, other intangible assets and other assets, net	(168,741)	(71,748)	(850,824)
Other investing activities	(42,973)	10,833	30,558
Net cash used in investing activities	(483,572)	(279,175)	(1,059,363)
Cash flows from financing activities:			
Proceeds from additional long-term borrowings	357,717	27,918	1,205,360
Payment of long-term borrowings	(159,741)	(220,830)	(1,032,509)
Proceeds from issuance of common stock	31,185	31,509	771,178
Repurchase of common stock	(155,417)	(55,135)	(499,389)
Other financing activities	(330)	(969)	(9,101)
Net cash provided by (used in) financing activities	73,414	(217,507)	435,539
Increase (decrease) in cash and cash equivalents	(3,098)	207	7,134
Cash and cash equivalents, beginning of year	27,690	24,592	24,799
Cash and cash equivalents, end of year	$ 24,592	$ 24,799	$ 31,933

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
ARAMARK CORPORATION AND SUBSIDIARIES

For the fiscal years ended September 29, 2000, September 28, 2001 and September 27, 2002	Class A Common Stock	Class B Common Stock	Capital Surplus	Retained Earnings	Impact of Potential Repurchase Feature of Common Stock	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
(dollars in thousands)								
Balance, October 1, 1999	$1,855	$ —	$ 56,184	$ 93,376	$(20,000)	$ —	$ (4,844)	$126,571
Net income				167,960				167,960
Foreign currency translation adjustments							(14,053)	(14,053)
Total comprehensive income								153,907
Issuance of Class A common stock to employee benefit plans	9		7,130					7,139
Issuance of common stock	130		40,440					40,570
Sale of deferred payment obligations			26,710					26,710
Retirement of common stock	(313)		(130,464)	(112,624)				(243,401)
Balance, September 29, 2000	$1,681	$ —	$ —	$148,712	$(20,000)	$ —	$(18,897)	$111,496
Net income				176,496				176,496
Foreign currency translation adjustments							6,397	6,397
Change in fair value of cash flow hedges (net of tax)							(6,470)	(6,470)
Total comprehensive income								176,423
Issuance of common stock	92		30,701					30,793
Sale of deferred payment obligations			24,027					24,027
Retirement of common stock	(101)		(53,663)	(42,083)				(95,847)
Balance, September 28, 2001	$1,672	$ —	$ 1,065	$283,125	$(20,000)	$ —	$(18,970)	$246,892
Net income				269,912				269,912
Minimum pension liability adjustment (net of tax)							(7,356)	(7,356)
Foreign currency translation adjustments							3,472	3,472
Change in fair value of cash flow hedges (net of tax)							4,183	4,183
Total comprehensive income								270,211
Purchases of common stock for the treasury						(499,510)		(499,510)
Conversion of Class A to Class B	(353)	353						—
Issuance of common stock	68	347	793,077					793,492
Sale of deferred payment obligations			27,100					27,100
Change due to termination of Stockholders' Agreement					20,000			20,000
Balance, September 27, 2002	$1,387	$700	$ 821,242	$553,037	$ —	$(499,510)	$(18,671)	$858,185

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ARAMARK CORPORATION AND SUBSIDIARIES

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Fiscal Year
The Company's fiscal year is the fifty-two or fifty-three week period which ends on the Friday nearest September 30th. The fiscal years ended September 29, 2000, September 28, 2001 and September 27, 2002 are each fifty-two week periods.

Principles of Consolidation, Etc.
The consolidated financial statements include the accounts of the Company and all its subsidiaries. All significant intercompany balances and transactions have been eliminated.

New Accounting Pronouncements
In fiscal 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. See Note 4.

Additionally, in fiscal 2001, the Company adopted the Securities and Exchange Commission's (SEC) Staff Accounting Bulletin 101 (SAB 101), which sets forth the SEC's guidelines on revenue recognition. Adoption of SAB 101 did not have a material impact on consolidated financial condition or results of operations. See Note 11.

On June 30, 2001, the Financial Accounting Standards Board (FASB) finalized SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. With the adoption of SFAS No. 142, goodwill is no longer subject to amortization, rather it is subject to at least an annual assessment for impairment by applying a fair value based test. The Company adopted the nonamortization and amortization provisions of SFAS No. 142 beginning in the first quarter of fiscal 2002. See Note 3.

The FASB has issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company is required to adopt these standards no later than the beginning of fiscal 2003. In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which is effective for exit or disposal activities that are initiated after December 31, 2002. Initial adoption of these pronouncements will not have a material effect on the Company's financial statements.

Revenue Recognition
In each of our operating segments we recognize revenue in the period in which services are provided pursuant to the terms of our contractual relationships with our clients. Revenues in our direct marketing segment are recognized upon shipment.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income
Pursuant to the provisions of SFAS No. 130, "Reporting Comprehensive Income," comprehensive income includes all changes to shareholders' equity during a period, except those resulting from investments by and distributions to shareholders. The components of comprehensive income are shown in the consolidated statements of shareholders' equity.

Currency Translation
Gains and losses resulting from the translation of financial statements of non-U.S. subsidiaries are reflected as a component of accumulated other comprehensive income (loss) in shareholders' equity. Currency transaction gains and losses included in operating results for fiscal 2000, 2001 and 2002 were not significant.

Current Assets
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Inventories are valued at the lower of cost (principally the first-in, first-out method) or market. The LIFO (last-in, first-out) method of determining cost is used to value directly marketed career apparel and public safety clothing and equipment. The stated value of inventories determined using the LIFO method is not significantly different from replacement or current cost. Personalized work apparel and linens in service are recorded at cost and are amortized over their estimated useful lives, approximately two years.

The components of inventories are as follows:

FISCAL	2001	**2002**
Food	29.2%	**30.4%**
Career apparel, safety equipment and linens	66.0%	**64.9%**
Parts, supplies and novelties	4.8%	**4.7%**
	100.0%	**100.0%**

Property and Equipment
Property and equipment are stated at cost and are depreciated over their estimated useful lives on a straight-line basis. Gains and losses on dispositions are included in operating results. Maintenance and repairs are charged to current operations, and replacements and significant improvements are capitalized. The estimated useful lives for the major categories of property and equipment are 10 to 40 years for buildings and improvements and 3 to 10 years for service equipment and fixtures. Depreciation expense in fiscal 2000, 2001 and 2002 was $162.8 million, $176.4 million and $198.0 million, respectively.

Other Assets
Other assets consist primarily of investments in 50% or less owned entities, contract rights, computer software costs, and long-term receivables. Investments in which the Company owns more than 20% but less than a majority are accounted for using the equity method. Investments in which the Company owns less than 20% are accounted for under the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" or the cost method, as applicable.

As a result of the terrorist attacks of September 11, 2001, the Company incurred asset losses of approximately $11.5 million, primarily related to the destruction of the World Trade Center Towers. Property loss and business interruption claims have been filed with the insurance carrier and are currently under review. A receivable in the amount of $11.5 million was recorded at September 28, 2001 for the expected insurance recovery related to the asset loss, and this amount was collected in fiscal 2002. Business interruption proceeds were also collected during fiscal 2002, and approximately $3.2 million was recorded as a reduction of operating costs. Additional proceeds from the business interruption coverage will be recognized in future periods as claims are settled.

Other Accrued Expenses and Liabilities
Other accrued expenses and current liabilities consist principally of insurance accruals, advanced payments from clients, taxes, interest and accrued commissions. Noncurrent liabilities consist primarily of deferred compensation, insurance accruals, pension liabilities, deferred gains arising from sale and leaseback transactions and subordinated installment notes arising from repurchases of common stock.

Earnings Per Share, Etc.
The Company follows the provisions of SFAS No. 128, "Earnings per Share." Prior year earnings per share amounts have been restated to reflect the merger discussed in Note 7. Basic earnings per share is based on the weighted average number of common shares outstanding during the respective periods. Diluted earnings per share is based on the weighted average number of common shares outstanding during the respective periods, plus the common equivalent shares, if dilutive, that would result from the exercise of stock options. Earnings applicable to common stock and common shares utilized in the calculation of basic and diluted earnings per share are as follows:

FISCAL	2000	2001	**2002**
(in thousands, except per share data)			
Earnings:			
Earnings available to common stock	$167,960	$176,496	**$269,912**
Shares:			
Weighted average number of common shares outstanding used in basic earnings per share calculation	178,688	171,533	**190,256**
Impact of potential exercise opportunities under the ARAMARK Ownership and Equity Incentive Plans	11,526	9,794	**10,668**
Total common shares used in diluted earnings per share calculation	190,214	181,327	**200,924**
Basic earnings per common share	$0.94	$1.03	**$1.42**
Diluted earnings per common share	$0.88	$0.97	**$1.34**

Options to purchase 4,317,426 shares were outstanding at September 27, 2002, but were not included in the computation of diluted earnings per common share, as their effect would have been antidilutive.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized. If compensation cost for these plans had been determined using the fair-value method prescribed by SFAS No. 123, "Accounting for Stock Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated in Note 7.

Supplemental Cash Flow Information

FISCAL	2000	2001	2002
(in millions)			
Interest paid	$136.3	$151.5	$123.4
Income taxes paid	$ 60.4	$ 69.8	$ 65.2

Significant noncash activities follow:

- Cash provided by operating activities includes the tax benefit from the employee exercise of non-qualified stock options of approximately $18.4 million, $14.6 million and $57.9 million during the 2000, 2001 and 2002 fiscal years, respectively.
- During fiscal 2000, the Company contributed $7.1 million of Class A common stock to its employee benefit plans to fund previously accrued obligations. In addition, during fiscal 2000, 2001 and 2002, the Company contributed $2.1 million, $2.3 million and $3.3 million, respectively, of stock units to its stock unit retirement plan in satisfaction of its accrued obligations. See Note 5.
- During fiscal 2000, 2001 and 2002, the Company received $31.8 million, $28.6 million and $27.1 million, respectively, of employee notes under its Deferred Payment program as partial consideration for the issuance of common stock. Also, during fiscal 2000 and 2001, the Company issued installment notes of $75.5 million and $35.6 million, respectively, as partial consideration for repurchases of common stock. See Note 7.
- During fiscal 2002, the Company executed capital lease transactions. The present value of the future rental obligations is approximately $5.5 million, which is included in property and equipment.

NOTE 2. ACQUISITIONS:

Fiscal 2000

During the third quarter of fiscal 2000, the Company acquired substantially all of the food and beverage concessions and venue management businesses of Ogden Corporation for approximately $235 million in cash and assumed debt. The acquisition was accounted for as a purchase and was financed through the Company's revolving credit facility. The results of the food and beverage concessions businesses of Ogden Corporation have been included in the accompanying consolidated financial statements since the date of acquisition. Had the acquisition taken place at the beginning of the fiscal period, pro forma sales for fiscal 2000 would have been approximately $7.5 billion. Pro forma net income and earnings per share would not have been materially different from reported results.

Fiscal 2001

During the first quarter of fiscal 2001, the Company acquired the UK food and support services business of the Campbell Bewley Group Limited, issuing stock (8% interest) of a subsidiary as consideration. The Company also acquired a 45% interest in the Campbell Bewley Group Limited's food and support services business in Ireland for approximately $19 million in cash. Additionally, during the second quarter of fiscal 2001, the Company acquired certain assets of Correctional Foodservice Management (CFM) from The Wackenhut Corporation for approximately $16 million in cash.

These acquisitions were accounted for as purchases and were financed through the Company's revolving credit facility. The Company's pro forma results of operations for fiscal 2000 and 2001 would not have been materially different assuming that both the Campbell Bewley and CFM acquisitions had occurred at the beginning of the respective periods.

Fiscal 2002

On November 30, 2001 the Company completed the acquisition of the management services division of The ServiceMaster Company (ServiceMaster Management Services). The aggregate consideration for the transaction was approximately $790 million in cash plus costs of the acquisition, and was allocated as follows: approximately $(34) million to working capital; approximately $43 million to other noncurrent assets, net; and approximately $167 million to amortizable intangible assets. The excess of the purchase price over the net assets acquired was allocated to goodwill.

ServiceMaster Management Services is a leader in the provision of facility management services in the United States, providing a complete range of facility management services to the healthcare, education and business and industry client sectors. The facility management services provided include custodial services, plant operations and maintenance, groundskeeping, technical support and food services. ServiceMaster Management Services also has operations in Canada and maintains licensing arrangements with local service providers in approximately 23 other countries.

The Company believes that the acquisition of ServiceMaster Management Services will further enhance its position as a leading provider of outsourced services. The Company believes the acquisition will enable it to strengthen its portfolio of services by broadening its facility services base in the United States and internationally. In addition, the Company believes the acquisition will provide ARAMARK with additional strategic benefits, including opportunities to cross-sell food and support services and other outsourced services to ServiceMaster Management Services' existing clients.

The Company financed the acquisition and related expenses in an aggregate of approximately $800 million by borrowing approximately an additional $200 million under the Company's senior revolving credit facility and $600 million under a new bridge financing facility with a group of banks. A portion of the bridge financing was repaid with proceeds from the initial public offering of Class B common stock discussed in Note 7. In April 2002, a subsidiary of the Company issued $300 million of 7% notes (the Notes) which mature on May 1, 2007. The Notes are fully and unconditionally guaranteed by the Company and will rank equally with all of the Company's other unsecured senior indebtedness. The net proceeds of the offering (approximately $297.1 million) were used to repay the outstanding borrowings under the ServiceMaster acquisition bridge financing facility and a portion of the senior revolving credit facility.

The results of ServiceMaster Management Services have been included in the accompanying consolidated financial statements from the date of acquisition and are included in the Food and Support Services—United States segment. The cost of the acquisition was allocated to the assets acquired and liabilities assumed based on estimates of the respective fair values.

The following table presents pro forma financial information as if the acquisition of ServiceMaster Management Services had occurred at the beginning of the respective fiscal periods:

FISCAL	2001	**2002**
(in millions, except per share amounts)		
Sales	$8,768.9	**$8,931.3**
Net income	$ 179.1	**$ 271.4**
Diluted earnings per share	$ 0.99	**$ 1.35**

These pro forma disclosures are unaudited and are based on historical results, adjusted for the impact of certain acquisition related items, such as: amortization of identified intangibles, increased interest expense on acquisition debt and the related income tax effects. Pro forma results do not reflect any synergies that might be achieved from the combined operations, and therefore, in management's opinion, are not indicative of what actual results would have been if the acquisition had occurred at the beginning of the respective periods. Pro forma results are not intended to be a projection of future results.

During the third quarter of fiscal 2002, the Company completed the acquisition of the Harrison Conference Centers (Harrison) portfolio of conference centers and university hotels from Hilton Hotels Corporation for approximately $49 million in cash. The Company also acquired Long Beach Uniform (LBU), a direct retail and contract marketer of uniforms and public safety equipment in Southern California, for approximately $9.5 million in cash, and Uniforms for Industry (UFI), a uniform rental company serving the New York City area, for approximately $10.4 million in cash. During the fourth quarter of fiscal 2002, the Company completed an acquisition in Canada of Travers Food Services (Travers), a remote camp business, for approximately $18 million. These acquisitions were financed through the Company's revolving credit facility. Additionally, ARAMARK and Mitsui & Company, Ltd. completed a tender offer to jointly purchase outstanding shares of AIM Services Co., Ltd. (AIM), which increased each of their existing ownership interests in AIM to approximately 49%. The aggregate consideration paid by ARAMARK was approximately $37 million. The Company's pro forma results of operations for fiscal 2001 and 2002 would not have been materially different than reported, assuming that these acquisitions had occurred at the beginning of the respective fiscal years.

NOTE 3. GOODWILL AND OTHER INTANGIBLE ASSETS: At the beginning of the first quarter of fiscal 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" in accordance with the early adoption provisions of the standard. With the adoption of SFAS No. 142, goodwill is no longer subject to amortization, rather it is subject to at least an annual assessment for impairment by applying a fair value based test. The Company has completed the goodwill impairment tests required by SFAS No. 142, which did not result in an impairment charge.

The elimination of goodwill amortization would have increased net income by $20.1 million and $22.0 million for the fiscal years ended September 29, 2000 and September 28, 2001, respectively, or $0.11 and $0.12 per diluted share, respectively.

Goodwill, allocated by segment, follows:

	September 28, 2001	Acquisitions	Translation and Other	**September 27, 2002**
(in thousands)				
Food and Support Services—United States	$340,562	$636,612	$ —	**$ 977,174**
Food and Support Services—International	41,852	9,293	2,183	**53,328**
Uniform and Career Apparel—Rental	147,800	8,650	—	**156,450**
Uniform and Career Apparel—Direct Marketing	104,066	7,790	—	**111,856**
Educational Resources	70,736	—	(4)	**70,732**
	$705,016	$662,345	$2,179	**$1,369,540**

The increase in goodwill results principally from the acquisition of ServiceMaster Management Services (see Note 2) completed on November 30, 2001.

Other intangible assets at September 27, 2002 consist of:

	Gross Amount	Accumulated Amortization	Net Amount
(in thousands)			
Customer relationship assets	$344,864	$(117,854)	$227,010
Other	27,661	(12,330)	15,331
	$372,525	$(130,184)	$242,341

All intangible assets are amortizable and consist primarily of contract rights, customer lists and non-compete agreements. The intangible assets are being amortized on a straight-line basis over the expected period of benefit, 3 to 20 years. Intangible assets increased $181.3 million during fiscal 2002, primarily due to the acquisition of ServiceMaster Management Services. See Note 2. Amortization expense related to intangible assets for the fiscal years ended September 29, 2000, September 28, 2001 and September 27, 2002 was approximately $20 million, $22 million and $43 million, respectively. Based upon the recorded balances at September 27, 2002, future amortization will be approximately $39 million in fiscal 2003, $37 million in fiscal 2004, and average approximately $28 million for each of the following three fiscal years.

NOTE 4. BORROWINGS:

Long-term borrowings at September 28, 2001 and September 27, 2002 are summarized in the following table:

FISCAL	2001	**2002**
(in thousands)		
Credit facility borrowings	$ 419,500	**$ 21,000**
Canadian credit facility	33,876	**34,231**
Bank term loan due March 2005	45,000	**45,000**
Bank term loan due May 2005	50,000	**50,000**
Bank term loan due May 2005	75,000	**75,000**
United Kingdom term loan due December 2005	20,303	**18,667**
6.375% notes, due February 2008	—	**299,418**
6.75% notes, due August 2004	299,288	**299,544**
6.79% note, payable in installments through 2003	50,000	**25,000**
7.00% notes, due July 2006	299,957	**299,969**
7.00% notes, due May 2007	—	**324,034**
7.10% notes, due December 2006	124,893	**124,909**
7.25% notes and debentures, due August 2007	30,730	**30,730**
8.15% notes, due May 2005	150,000	**150,000**
Other	72,030	**78,065**
	1,670,577	**1,875,567**
Less—current portion	(34,710)	**(39,854)**
	$1,635,867	**$1,835,713**

The non-amortizing $1.0 billion revolving credit facility ("Credit Agreement") is provided by a group of banks and matures in March 2005. Interest under the Credit Agreement is based on the Prime Rate, LIBOR plus a spread of 0.18% to 0.70% (as of September 27, 2002—0.30%) or the Certificate of Deposit Rate plus a spread of 0.28% to 0.80% (as of September 27, 2002—0.40%), at the option of the Company. There is a fee of 0.10% to 0.30% (as of September 27, 2002—0.15%) on the entire credit facility. The spread and fee margins are based on certain financial ratios as defined.

The non-amortizing C$70 million Canadian revolving credit facility provides for either U.S. dollar or Canadian dollar borrowings. This credit facility currently matures in March 2003 and contains options to extend the maturity date. Interest on the facility is based on the Canadian Bankers Acceptance Rate, U.S. Prime Rate plus a spread of 0% to 0.125% (as of September 27, 2002—0%), Canadian Prime Rate plus a spread of 0% to 0.125% (as of September 27, 2002—0%), or LIBOR plus a spread of 0.70% to 1.50% (as of September 27, 2002—0.825%), at the option of the Company. As of September 27, 2002, all borrowings under this facility are payable in Canadian dollars, with a weighted average interest rate of 3.6%. There is a fee of 0.15% to 0.25% (as of September 27, 2002—0.175%) on the entire credit facility.

The $50 million and $75 million bank term loans are subject to interest based on the higher of (a) the Prime Rate and (b) the sum of 0.5% plus the Federal Funds Rate, or LIBOR plus a spread, as defined (approximately 0.90% for both loans as of September 27, 2002). The spread is based on certain financial ratios, as defined in the respective term loans. The $50 million and $75 million bank term loans mature in May 2005.

The $45 million bank term loan bears interest at a fixed rate of 5.29% and matures in March 2005.

The United Kingdom term loan is payable in semi-annual installments, with final maturity in December 2005. Installment payments increase over the term, as defined. Interest under the UK term loan is based on LIBOR plus a spread of 1.0% to 1.5% (1.50% as of September 27, 2002). The spread is based on certain financial ratios, as defined.

The 6.375% (due February 2008), 6.75% (due August 2004), 7.0% (due July 2006) and 7.0% (due May 2007) notes may be redeemed, in whole or in part, at any time at the Company's option. The redemption price equals the greater of (i) 100% of the principal amount or (ii) an amount based on the discounted present value of scheduled principal and interest payments, as defined.

The 6.79% note is payable in $25 million annual installments, with a final maturity of January 2003.

The 7.25% notes and debentures may be exchanged, in whole or in part, at the option of the holder, for 7.10% senior notes due December 2006. The Company has the right to redeem these notes and debentures, at par, upon being presented with a notice of conversion or at any time after June 2004.

Debt repayments of $27.9 million, contractually due in fiscal 2003, have been classified as non-current in the accompanying consolidated balance sheet as the Company has the ability and intent to finance the repayments through additional borrowings under the Credit Agreement. Accrued interest on borrowings totaling $31.5 million at September 28, 2001 and $37.8 million at September 27, 2002 is included in current liabilities as "Other accrued expenses."

The Company follows the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of FASB Statement No. 133." The Company utilizes derivative financial instruments, such as interest rate swaps and forward exchange contract agreements, to manage changes in market conditions related to debt obligations and foreign currency exposures. As of September 27, 2002, the Company has $100 million of interest rate swap agreements, which are designated as cash flow hedging instruments, fixing the rate on a like amount of variable rate borrowings. Concurrent with the issuance of the Notes described in Note 2, the Company entered into interest rate swaps, with notional amounts totaling $300 million, to receive fixed (7%)/pay variable (six month LIBOR). The swaps mature on May 1, 2007 and are designated as fair-value hedging instruments. There were no forward exchange contract agreements outstanding as of September 27, 2002.

The Company recognizes all derivatives on the balance sheet at fair value at the end of each quarter. Changes in the fair value of a derivative that is designated as and meets all the required criteria for a cash flow hedge are recorded in accumulated other comprehensive income (loss) and reclassified into earnings as the underlying hedged item affects earnings. Amounts reclassified into earnings related to interest rate swap agreements are included in interest expense. During fiscal 2002, unrealized net gains of approximately $4.2 million (net of tax) related to interest rate swaps were recorded in comprehensive income. As of September 27, 2002, approximately $2.3 million of net unrealized losses related to interest rate swaps was included in "Accumulated other comprehensive income (loss)," all of which is expected to be reclassified into earnings during the next twelve months. Changes in the fair value of a derivative that is designated as and meets all the required criteria for a fair value hedge are recognized currently in earnings, offset by recognizing currently in earnings the change in the fair value of the underlying hedged item. As of September 27, 2002, approximately $24.6 million has been classified in "Other assets," with an offsetting increase in "Long-term borrowings" in the consolidated balance sheet related to fair value hedges. The hedge ineffectiveness for existing cash flow and fair value hedging instruments for the fiscal year ending September 27, 2002 was not material. The counterparties to the above derivative agreements are major international banks. The Company continually monitors its positions and the credit ratings of its counterparties, and does not anticipate nonperformance by the counterparties.

The following summarizes the fair value of the Company's financial instruments as of September 28, 2001 and September 27, 2002. The fair values were computed using market quotes, if available, or based on discounted cash flows using market interest rates as of the end of the respective periods.

FISCAL	2001		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Asset (Liability), in millions:				
Long-term debt	$(1,670.6)	$(1,689.9)	$(1,875.6)	$(1,926.7)
Pay fixed/receive variable interest rate swap agreements	(10.6)	(10.6)	(3.7)	(3.7)
Receive fixed/pay variable interest rate swap agreements	—	—	24.6	24.6

The Credit Agreement contains restrictive covenants which provide, among other things, limitations on liens, dispositions of material assets and repurchases of capital stock. The terms of the Credit Agreement also require that the Company maintain certain specified minimum ratios of cash flow to fixed charges and to total borrowings and certain minimum levels of net worth (as defined). At September 27, 2002, the Company was in compliance with all of these covenants. Assets with a net book value of $2.4 million at September 27, 2002 are subject to liens under several of the Company's borrowing arrangements.

Long-term borrowings maturing in the next five fiscal years are as follows:

	Amount
(in thousands)	
2003	$ 39,854
2004	323,270
2005	410,502
2006	304,061
2007	480,372

The components of interest and other financing costs, net are summarized as follows:

FISCAL	2000	2001	2002
(in thousands)			
Interest expense	$149,430	$152,289	$133,207
Interest income	(1,627)	(2,087)	(1,623)
Other financing costs	—	3,090	5,075
Total	$147,803	$153,292	$136,659

NOTE 5. EMPLOYEE PENSION AND PROFIT SHARING PLANS: In the United States, the Company maintains qualified contributory and non-contributory defined contribution retirement plans for eligible employees, with Company contributions to the plans based on earnings performance or salary level. The Company has a non-qualified stock unit retirement plan for certain employees. The total expense of the above plans for fiscal 2000, 2001 and 2002 was $18.0 million, $17.8 million and $18.5 million, respectively. During fiscal 2000, the Company contributed 856,000 shares of common stock, Class A to these plans to partially fund previously accrued obligations. In addition, during fiscal 2000, 2001 and 2002, the Company contributed to the stock unit retirement plan 239,968 stock units, 154,738 stock units and 149,339 stock units, respectively, which are convertible into common stock, Class A, in satisfaction of its accrued obligations. The value of the stock units was credited to capital surplus. The Company participates in various multi-employer union administered pension plans. Contributions to these plans, which are primarily defined benefit plans, result from contractual provisions of labor contracts and were $15.8 million, $21.9 million and $21.4 million for fiscal 2000, 2001 and 2002, respectively.

Additionally, the Company maintains several contributory and non-contributory defined benefit pension plans, primarily in Canada and the United Kingdom. Pension expense related to these plans was not material to the consolidated financial statements. As of September 28, 2001, the projected benefit obligation of these plans was $67.2 million, which exceeded plan assets by $5.5 million. The following tables set forth changes in the projected benefit obligation and the fair value of plan assets for these plans as of and for the fiscal year ended September 27, 2002 (in thousands):

Benefit obligation, beginning	$ 67,170		
Foreign currency translation	1,575	Fair value of plan assets, beginning	$ 61,640
Service cost	3,059	Foreign currency translation	1,290
Interest cost	5,022	Employer contributions	1,990
Actuarial loss (gain)	3,054	Actual return on plan assets	(4,717)
Benefits	(3,087)	Benefits	(2,822)
Benefit obligation, end	$ 76,793	Fair value of plan assets, end	$ 57,381

Funded status	$(19,412)	Amounts recognized in the balance sheet:	
Unrecognized prior service cost	758	Prepaid benefit cost	$ 7,077
Unrecognized net loss (gain)	19,518	Accrued benefit liability	(16,254)
Unrecognized transition obligation	1,277	Minimum pension liability	11,318
Net amount recognized as prepaid	$ 2,141	Net amount recognized	$ 2,141

The assumptions utilized in the determination of pension expense and the funded status information include a weighted average discount rate of 7.5% for pension expense, a weighted average discount rate of 7.2% for the funded status, a weighted average rate of compensation increase of 4.6% and a weighted average long-term rate of return on assets of 8.3%.

NOTE 6. INCOME TAXES:

The Company accounts for income taxes following the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires deferred tax assets or liabilities to be recognized for the estimated future tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities based on the enacted tax law and statutory tax rates applicable to the periods in which the temporary differences are expected to affect taxable income.

The components of income before income taxes by source of income are as follows:

FISCAL	2000	2001	**2002**
(in thousands)			
United States	$249,093	$261,731	**$392,693**
Non-U.S.	22,687	24,484	**30,915**
	$271,780	$286,215	**$423,608**

The provision for income taxes consists of:

FISCAL	2000	2001	**2002**
(in thousands)			
Current:			
Federal	$ 74,879	$ 76,024	**$106,449**
State and local	14,627	14,631	**17,111**
Non-U.S.	9,463	9,731	**10,424**
	98,969	100,386	**133,984**
Deferred:			
Federal	5,713	7,895	**16,901**
State and local	1,042	1,440	**2,811**
Non-U.S.	(1,904)	(2)	**—**
	4,851	9,333	**19,712**
	$103,820	$109,719	**$153,696**

Current taxes payable of $59.9 million and $72.0 million at year end 2001 and 2002, respectively, are included in "Other accrued expenses and current liabilities."

The provision for income taxes varies from the amount determined by applying the United States Federal statutory rate to pre-tax income as a result of the following:

FISCAL	2000	2001	2002
(% of pre-tax income)			
United States statutory income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes, resulting from:			
State income taxes, net of Federal tax benefit	3.7	3.6	3.1
Foreign tax benefits	(2.2)	(0.9)	(0.7)
Permanent book/tax differences, primarily resulting from purchase accounting*	3.2	2.9	0.8
Tax credits and other	(1.5)	(2.3)	(1.9)
Effective income tax rate	38.2%	38.3%	36.3%

* *Includes goodwill amortization prior to fiscal 2002.*

As of September 28, 2001 and September 27, 2002, the components of deferred taxes are as follows:

FISCAL	2001	2002
(in thousands)		
Deferred tax liabilities:		
Property and equipment	$ 80,370	$ 87,351
Inventory	8,607	9,283
Investments	25,555	24,098
Other intangible assets, including goodwill	2,777	21,086
Other	10,398	11,853
Gross deferred tax liability	127,707	153,671
Deferred tax assets:		
Insurance	9,003	9,832
Employee compensation and benefits	52,429	57,771
Accruals and allowances	23,400	26,937
Other	5,736	1,444
Gross deferred tax asset	90,568	95,984
Net deferred tax liability	$ 37,139	$ 57,687

NOTE 7. CAPITAL STOCK:

On December 14, 2001, the Company completed an initial public offering of 34.5 million shares of its Class B common stock at a price of $23.00 per share, raising approximately $742.9 million, net of issuance costs. Just prior to the completion of the initial public offering, old ARAMARK Corporation merged with its wholly owned subsidiary, ARAMARK Worldwide Corporation. Each outstanding ARAMARK old Class B and old Class A common share was exchanged for two shares and twenty shares, respectively, of the surviving corporation's Class A common stock which had the effect of a two-for-one stock split. ARAMARK Worldwide's name was changed to ARAMARK Corporation, and it succeeded to all the assets, liabilities, rights and obligations of old ARAMARK. Shareholders' equity, share and per share amounts have been restated to give effect to the two-for-one merger exchange ratio and the change in capital stock of the Company. The restatement had no effect on other amounts, including net income previously reported by ARAMARK.

Prior to the completion of the merger, the Company and its shareholders were parties to an Amended and Restated Stockholders' Agreement. Pursuant to this agreement, holders of common stock who were individuals, upon their death, complete disability or normal retirement, could cause the Company to repurchase up to 30% of their shares for cash at the then appraised value, but only to the extent such repurchase by the Company was permitted under the Credit Agreement. Under this Credit Agreement restriction, repurchases of capital stock could not exceed an aggregate limit, which was $20 million at September 28, 2001. This potential repurchase obligation has been classified outside of shareholders' equity in the accompanying balance sheet as of September 28, 2001. Also, the Stockholders' Agreement provided that the Company could, at its option, repurchase shares from individuals who were no longer employees. Such repurchased shares could be resold to others including replacement personnel at prices equal to or greater than the repurchase price. Generally, payment for shares repurchased could be, at the Company's option, in cash or subordinated installment notes, which were subordinated to all other indebtedness of the Company. Interest on these notes is payable semi-annually and principal payments are made annually over varying periods not to exceed ten years. The noncurrent portion of these notes ($34.9 million as of September 28, 2001 and $10.6 million as of September 27, 2002) is included in the consolidated balance sheets as "Other noncurrent liabilities" and the current portion of these notes ($43.8 million as of September 28, 2001 and $22.7 million as of September 27, 2002) is included in the consolidated balance sheets as "Accounts payable." Upon completion of the merger, the Amended and Restated Stockholders' Agreement was terminated and the Company's limited obligation to repurchase shares was eliminated.

Although the Class B shares contain the same economic interests in the Company as the Class A shares, the Class A shares entitle holders to ten votes per share while the Class B shareholders are entitled to one vote per share. After the completion of the initial public offering, but prior to the stock buybacks discussed below, Class A shares constituted about 83% of the total outstanding stock and about 98% of the total voting power, while the Class B shares constituted about 17% of the total outstanding shares and about 2% of the total voting power.

On December 14, 2001, the Company purchased 3,276,700 Class A shares owned by employee benefit plans for $23.00 per share, resulting in a cash expenditure of $75.4 million. These shares, which are reflected as treasury shares, represented 10% of all Class A shares owned by these benefit plans at that time.

On December 17, 2001, the Company announced an offer to purchase up to 10% of its Class A common stock, excluding shares owned by benefit plans, for $23.00 per share. On January 25, 2002, the Company completed the tender offer for its Class A common stock and purchased 13.7 million shares for approximately $314 million. The remaining proceeds from the initial public offering were used to repay a portion of the bridge loan discussed in Note 2.

In May 2002, the Company announced the establishment of a Stock Repurchase Program. Under the Stock Repurchase Program, the Board of Directors has approved the use of up to $200 million to repurchase shares of the Company's Class A or Class B common stock. Repurchases will be made in accordance with applicable securities laws in open market or privately negotiated transactions, from time to time, depending on market conditions, and may be discontinued at any time. During fiscal 2002, the Company repurchased 3,248,700 shares of Class B common stock at an aggregate cost of approximately $70.3 million. Additionally, during fiscal 2002, the Company purchased 1,500,000 shares of Class B common stock from employee benefit plans at an aggregate cost of approximately $39.8 million, to provide plan liquidity prior to the lapse of certain restrictions imposed at the time of the public offering.

The ARAMARK Ownership Plan provided for the issuance of options to purchase shares of common stock, Class A. During fiscal 2002, under this program, employees purchased approximately 7.5 million shares or $37.2 million of Class A common stock for $28.4 million cash plus $8.8 million of deferred payment obligations. Also, during fiscal 2002, approximately 35.3 million Class A shares were converted to Class B shares. Concurrent with the establishment of the ARAMARK 2001 Equity Incentive Plan, as discussed below, no future stock option grants will be made under the ARAMARK Ownership Plan. The Company granted installment stock purchase opportunities under this plan which provide for the purchase of shares of common stock, Class A. Installment stock purchase opportunities are exercisable in six annual installments with the exercise price of each purchase opportunity equal to the current fair market value at the time the purchase opportunity is granted. The Company had a Deferred Payment Program, which enabled holders of installment purchase opportunities to defer a portion of the total amount required to exercise the options. Interest currently accrues on deferred payments at rates ranging from 6.75% to 9.5% and is payable when the deferred payments are due. At September 28, 2001 and September 27, 2002, the receivables from individuals under the Deferred Payment Program were $3.4 million and $6.1 million, respectively, which are reflected as a reduction of shareholders' equity. The deferred payments are full recourse obligations and the Company holds as collateral shares purchased until the deferred payment is received from the individual by the Company. During fiscal 2000, 2001 and 2002, the Company sold for cash, without recourse, approximately $27 million, $38 million and $27 million, respectively, of Deferred Payment Program notes receivable. The sales price for sales of Deferred Payment Program notes receivable sold during fiscal 2000 and 2002 approximated book value. The sales price of $41 million during fiscal 2001 resulted in a gain of $2 million (net of transaction costs), which is included in "Interest and other financing costs, net." The proceeds were used to repay borrowings under the credit facility.

On December 10, 2001, shareholders approved the ARAMARK 2001 Equity Incentive Plan, which provides for the initial issuance of up to 30 million shares of either Class A or Class B common stock, with an additional 3% of the Company's common stock outstanding as of the end of the prior calendar year becoming available under the plan on each January 1 following the adoption of the plan. Concurrent with the initial public offering, the Company granted 3.7 million options to purchase Class A common stock under the plan. The options vest ratably over four years, with an exercise price equal to the initial public offering price. The exercise price of additional option grants is equal to the current fair market value at the date of grant.

As of September 27, 2002, the Company has reserved approximately 58.5 million shares of common stock for issuance, pursuant to its employee ownership and benefit programs.

The status of options under the various ownership programs follows (the number of shares and option prices reflect the merger exchange ratios that have the effect of a 2 for 1 split described above):

	Number of Shares			Average Option Price		
FISCAL	2000	2001	**2002**	2000	2001	**2002**
Outstanding at beginning of year	41,059,216	36,043,372	**32,195,498**	$3.59	$5.15	**$ 6.61**
Options granted	14,761,400	10,645,000	**4,789,297**	$7.35	$8.87	**$23.32**
Options exercised	12,950,292	9,193,042	**7,498,853**	$3.10	$4.07	**$ 4.96**
Canceled/forfeited	6,826,952	5,299,832	**2,275,525**	$4.28	$5.67	**$ 7.80**
Outstanding at end of year	36,043,372	32,195,498	**27,210,417**	$5.15	$6.61	**$ 9.90**
Exercisable at end of year	1,616,494	1,421,784	**1,466,587**	$2.69	$3.38	**$ 5.36**

At September 27, 2002, there were 27,210,417 options outstanding, of which 22,553,820 were granted prior to fiscal 2002 and 4,656,597 were granted in fiscal 2002. The exercise prices of the pre-fiscal 2002 options range from $2.93 to $9.95 per share (weighted average of $7.13 per share) with an average remaining contractual term of 2.4 years. The exercise prices of the fiscal 2002 options range from $20.40 to $26.40 per share (weighted average of $23.33 per share) with an average remaining contractual term of 9.3 years.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized related to the plans described above. If compensation cost for these plans had been determined using the fair-value method prescribed by SFAS No. 123, "Accounting for Stock Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below.

FISCAL	2000	2001	2002
(in thousands, except per share data)			
Net Income			
As reported	$167,960	$176,496	$269,912
Pro forma	$163,760	$173,354	$263,770
Earnings per share			
As reported:			
Basic	$ 0.94	$ 1.03	$ 1.42
Diluted	$ 0.88	$ 0.97	$ 1.34
Pro forma:			
Basic	$ 0.92	$ 1.01	$ 1.39
Diluted	$ 0.86	$ 0.96	$ 1.31

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to fiscal 1996, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The weighted average fair value of options granted in fiscal 2000 and 2001 was $1.32 and $1.54 per option, respectively. As the Company's stock was not publicly traded in fiscal 2000 and 2001, the fair value of each option was estimated on the grant date using the minimum value method (which excludes a volatility assumption), with the following assumptions:

FISCAL	2000	2001
Risk-free interest rate	5.2–6.1%	5.9–6.4%
Expected life in years	3.4	3.3
Dividend yield	—	—

The weighted average fair value of options granted in fiscal 2002 was $7.57 per option. The fair value of each option was estimated on the grant date using the Black-Scholes Option Pricing Model, with the following assumptions:

Risk-free interest rate	2.7–4.9%
Expected life in years	5
Dividend yield	—
Expected volatility	27%

NOTE 8. ACCOUNTS RECEIVABLE SECURITIZATION:
The Company has an agreement (the Receivables Facility) with several financial institutions whereby it sells on a continuous basis an undivided interest in all eligible trade accounts receivable, as defined in the Receivables Facility. Pursuant to the Receivables Facility, the Company formed ARAMARK Receivables, LLC, a wholly-owned, bankruptcy-remote subsidiary. ARAMARK Receivables, LLC was formed for the sole purpose of buying and selling receivables generated by certain subsidiaries of the Company. Under the Receivables Facility, certain subsidiaries of the Company transfer without recourse all of their accounts receivable to ARAMARK Receivables, LLC. ARAMARK Receivables, LLC, in turn, has sold and, subject to certain conditions, may from time to time sell an undivided interest in these receivables. The Company has retained collection and administrative responsibility for the participating interest sold, and has retained an undivided interest in the transferred receivables of approximately $179.8 million and $183.9 million at September 28, 2001 and September 27, 2002, respectively, which is subject to a security interest. The agreement expires in March 2004. This two-step transaction is accounted for as a sale of receivables following the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement No. 125." At September 28, 2001 and September 27, 2002, respectively, $140.9 million and $178.9 million of accounts receivable were sold and removed from the consolidated balance sheet. The loss on the sale of receivables was $5.1 million in fiscal 2001 and fiscal 2002, respectively, and is included in "Interest and other financing costs, net." The Company amended the Receivables Facility during the third quarter of fiscal 2002 to include certain subsidiaries of ServiceMaster Management Services (see Note 2) as part of the Receivables Facility and increased the maximum sale amount from $200 million to $250 million.

NOTE 9. COMMITMENTS AND CONTINGENCIES:
The Company has capital commitments of approximately $120.3 million at September 27, 2002 in connection with several long-term concession contracts. The Company also has letters of credit outstanding in the amount of

$33 million, and has guaranteed certain indebtedness of two investee entities in the approximate amount of $27 million as of September 27, 2002.

Rental expense for all operating leases was $167.4 million, $174.8 million and $179.1 million for fiscal 2000, 2001 and 2002, respectively. Following is a schedule of the future minimum rental and similar commitments under all noncancelable operating leases as of September 27, 2002:

FISCAL YEAR	
(in thousands)	
2003	$216,251
2004	118,701
2005	90,983
2006	74,395
2007	56,289
Subsequent years	249,463
Total minimum rental obligations	$806,082

The Company may be exposed to liability resulting from the non-performance of certain indemnification obligations by an entity currently in bankruptcy from which the Company acquired a business in fiscal 2000. The amount of such exposure cannot be quantified at the present time due to uncertainty with respect to the number and amount of claims, if any, originating from or relating to the pre acquisition period. The Company has $25 million of insurance coverage for such exposure with a $5 million retained loss limit.

The Company is party to certain claims and litigation. Such items include, among others, employment matters, compliance with various government regulations, contractual disputes and other matters arising in the normal course of business. The Company is vigorously defending these matters and believes that the ultimate resolution is not likely to have a material effect on the consolidated financial condition or results of operations. Negotiations are currently underway toward a settlement of certain matters related to public school food service programs, and management does not believe such settlement will have a material effect on the consolidated financial condition or results of operations. During the fourth quarter of fiscal 2001, the liability related to these matters was adjusted to reflect the current status of the settlement discussions. It is possible that future claims could be asserted related to such public school programs; however, management believes its interpretation of the applicable government regulations is correct and will defend vigorously against any such claims if asserted.

NOTE 10. QUARTERLY RESULTS (UNAUDITED):
The following table summarizes quarterly financial data for fiscal 2001 and 2002:

	Fiscal Quarter				
2001	First	Second	Third	Fourth	Year
(in thousands, except per share data)					
Sales	$1,947,278	$1,881,033	$1,980,854	$1,979,525	$7,788,690
Cost of services provided	1,751,969	1,716,998	1,777,069	1,756,694	7,002,730
Net income	43,428	23,762	48,051	61,255	176,496
Diluted earnings per share	$0.24	$0.13	$0.27	$0.34	$0.97

	Fiscal Quarter				
2002	**First**	**Second**	**Third**	**Fourth**	**Year**
(in thousands, except per share data)					
Sales	**$2,109,688**	**$2,150,536**	**$2,235,584**	**$2,274,033**	**$8,769,841**
Cost of services provided	**1,903,989**	**1,957,424**	**2,004,700**	**2,016,809**	**7,882,922**
Other income, net (Note 12)	**—**	**37,889**	**5,806**	**—**	**43,695**
Net income	**51,443**	**64,371**	**72,572**	**81,526**	**269,912**
Diluted earnings per share	**$0.27**	**$0.31**	**$0.35**	**$0.40**	**$1.34**

In the first and second fiscal quarters, within the Food and Support Services—United States segment, historically there has been a lower level of activity at the higher margin sports, entertainment and recreational food service operations which is partly offset by increased activity in the educational market. However, in the third and fourth fiscal quarters, historically there has been a significant increase at sports, entertainment and recreational accounts which is partially offset by the effect of summer recess in the educational market. In addition, there is a seasonal increase in volume of directly marketed work clothing during the first quarter.

During the fourth quarter of fiscal 2001, operating results were negatively affected by the September 11th terrorist attacks, a litigation related charge and start up costs incurred in connection with a new correctional services contract.

NOTE 11. BUSINESS SEGMENTS:

The Company provides or manages services in three strategic areas: Food and Support Services, Uniform and Career Apparel and Educational Resources which are organized and managed in the following reportable business segments:

Food and Support Services—United States—Food, refreshment, specialized dietary and support services, including facility maintenance and housekeeping, provided to business, educational, governmental and healthcare institutions and in sports, entertainment, recreational and other facilities serving the general public. As a result of the terrorist attacks of September 11th, customer locations in and around the World Trade Center were either destroyed or closed and Major League Baseball and National Football League games were postponed until fiscal 2002, adversely impacting fiscal 2001 financial results in this segment. Had the terrorist attacks not occurred, management estimates that fiscal 2001 segment sales and operating income would have been approximately 1% and 3%, respectively, higher than reported. Included in operating income in fiscal 2002 is approximately $3.2 million of business interruption proceeds received, related to losses incurred as a result of the September 11, 2001 terrorist attacks. Additional proceeds from the business interruption coverage will be recognized in future periods as claims are settled.

Food and Support Services—International—Food, refreshment, specialized dietary and support services, including facility maintenance and housekeeping, provided to business, educational, governmental and healthcare institutions and in sports, entertainment, recreational and other facilities serving the general public. Operations are conducted in Belgium, Canada, Ireland, Chile, the Czech Republic, Germany, Hungary, Japan, Korea, Mexico, Spain and the United Kingdom.

Uniform and Career Apparel—Rental—Rental, sale, cleaning, maintenance and delivery of personalized uniform and career apparel and other textile items on a contract basis. Also provided are walk-off mats, cleaning cloths, disposable towels and other environmental control items.

Uniform and Career Apparel—Direct Marketing—Direct marketing of personalized uniforms and career apparel, public safety equipment and accessories to businesses, public institutions and individuals.

Educational Resources—Provider of infant, toddler, preschool and school-age learning programs through community-based child care centers, before and after school programs, employer on-site child care centers and private elementary schools.

Corporate and Other—The corporate and other segment includes general corporate expenses not specifically allocated to an individual segment. Included in the Corporate and Other segment during fiscal 2001 is a gain of $6.6 million resulting from the redemption of preferred stock by an entity which the Company divested in fiscal 1997. Also included in Corporate and Other in fiscal 2001 are charges related to certain litigation pertaining to a previously divested entity ($1.5 million), merger and acquisition related costs ($0.5 million), and the immaterial cumulative effect ($2.6 million) of a change by the Educational Resources business in accounting for non-refundable registration fees pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 101.

Sales by segment are substantially comprised of services to unaffiliated customers and clients. Operating income reflects expenses directly related to individual segments plus an allocation of corporate expenses applicable to more than one segment.

Net property and equipment by geographic area is as follows:

	Fiscal	
	2001	**2002**
(in millions)		
United States	$1,026.9	**$1,172.0**
International	60.9	**77.3**
Total	$1,087.8	**$1,249.3**

	Fiscal		
DEPRECIATION AND AMORTIZATION*	2000	2001	**2002**
(in millions)			
Food and Support Services—United States	$113.7	$127.3	**$147.0**
Food and Support Services—International	16.7	19.0	**20.4**
Uniform and Career Apparel—Rental	45.7	48.3	**46.6**
Uniform and Career Apparel—Direct Marketing	19.8	17.9	**13.6**
Educational Resources	23.0	25.7	**25.6**
Corporate and Other	1.9	2.0	**2.0**
Total	$220.8	$240.2	**$255.2**

* *Includes goodwill amortization in fiscal 2000 and 2001. See Note 3.*

SALES	Fiscal 2000	2001	2002
(in millions)			
Food and Support Services—United States	$4,396.3	$4,782.1	**$5,674.5**
Food and Support Services—International	1,001.9	1,109.3	**1,200.8**
Uniform and Career Apparel—Rental	969.6	995.2	**1,004.2**
Uniform and Career Apparel—Direct Marketing	455.7	438.8	**434.5**
Educational Resources	439.4	463.3	**455.8**
Total	$7,262.9	$7,788.7	**$8,769.8**

OPERATING INCOME	Fiscal 2000	2001	2002
(in millions)			
Food and Support Services—United States	$ 244.5	$ 264.7	**$ 326.7**
Food and Support Services—International	40.2	39.4	**46.3**
Uniform and Career Apparel—Rental	118.5	119.7	**121.9**
Uniform and Career Apparel—Direct Marketing	10.8	15.6	**22.6**
Educational Resources	32.3	25.4	**29.2**
	446.3	464.8	**546.7**
Corporate and Other	(26.7)	(25.3)	**(30.1)**
Other income, net (Note 12)	—	—	**43.7**
Operating income	419.6	439.5	**560.3**
Interest and other financing costs, net	(147.8)	(153.3)	**(136.7)**
Income before income taxes	$ 271.8	$ 286.2	**$ 423.6**

	CAPITAL EXPENDITURES			IDENTIFIABLE ASSETS		
	Fiscal			Fiscal		
	2000	2001	2002	2000	2001	2002
(in millions)						
Food and Support Services—United States	$160.6	$ 94.0	**$ 241.0**	$1,442.3	$1,344.9	**$2,240.5**
Food and Support Services—International	22.0	31.2	**25.5**	253.0	359.1	**435.5**
Uniform and Career Apparel—Rental	65.2	72.8	**66.1**	818.3	856.4	**896.0**
Uniform and Career Apparel—Direct Marketing	7.0	7.8	**4.6**	301.7	272.9	**280.1**
Educational Resources	56.4	40.5	**36.2**	257.4	264.1	**271.2**
Corporate and Other	0.1	0.2	**0.2**	126.7	119.0	**136.0**
	$311.3	$246.5	**$373.6**	$3,199.4	$3,216.4	**$4,259.3**

NOTE 12. OTHER INCOME:

In fiscal 2002, the Company recorded a pre-tax net gain of $5.8 million, consisting of a gain ($7.4 million) on the sale of a residual interest in a previously divested business and charges ($1.6 million) incurred in connection with initiating the shareholder stock sale program in June 2002. Additionally, the Company sold its interests in the Boston Red Sox Baseball Club and a related entity, which controls the rights to broadcast Red Sox games. The sale resulted in a pre-tax gain of approximately $37.9 million. These pre-tax gains are presented in "Other income, net" in the accompanying consolidated statements of income.

NOTE 13. SUBSEQUENT EVENTS:

On September 30, 2002, the Company completed the acquisition of the Clinical Technology Services (CTS) business from Premier, Inc. for approximately $100 million in cash. Additionally, in October 2002, the Company signed an agreement to acquire the business of Fine Host Corporation, a food service management company, for approximately $100 million in cash. The Company intends to fund these acquisitions through borrowings under the revolving credit facility.

NOTE 14. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS OF ARAMARK CORPORATION AND SUBSIDIARIES:

The following condensed consolidating financial statements of ARAMARK Corporation and subsidiaries have been prepared pursuant to Rule 3-10 of Regulation S-X.

These condensed consolidating financial statements have been prepared from the Company's financial information on the same basis of accounting as the consolidated financial statements. ARAMARK Services, Inc. is the borrower under the Credit Agreement and certain other senior debt described in Note 4 and incurs interest expense thereunder. The interest expense and certain administrative costs are only partially allocated to all of the other subsidiaries of the Company. The Company has fully and unconditionally guaranteed certain debt obligations of ARAMARK Services, Inc., its wholly-owned subsidiary, which totaled $1.9 billion as of September 27, 2002. See Note 4. The other subsidiaries, which are not subsidiaries of ARAMARK Services, Inc., do not guarantee any registered securities of the Company or ARAMARK Services, Inc., although certain other subsidiaries guarantee, along with the Company, certain other unregistered debt.

CONDENSED CONSOLIDATING BALANCE SHEETS

ARAMARK CORPORATION AND SUBSIDIARIES

September 28, 2001	ARAMARK Services, Inc. and Subsidiaries	Other Subsidiaries	ARAMARK Corporation	Eliminations	Consolidated
(dollars in millions)					
ASSETS					
Current Assets:					
Cash and cash equivalents	$ 17.3	$ 7.1	$ 0.4	$ —	$ 24.8
Receivables	310.8	191.6	0.9	—	503.3
Inventories, at lower of cost or market	93.3	322.5	—	—	415.8
Prepayments and other current assets	34.0	39.9	2.4	—	76.3
Total current assets	455.4	561.1	3.7	—	1,020.2
Property and Equipment, net	249.1	836.4	2.3	—	1,087.8
Goodwill	206.2	498.8	—	—	705.0
Intercompany Receivable	2,243.5	105.6	—	(2,349.1)	—
Investment in Subsidiaries	—	—	1,709.5	(1,709.5)	—
Other Intangible Assets	28.2	76.1	—	—	104.3
Other Assets	162.0	133.6	3.5	—	299.1
	$3,344.4	$2,211.6	$1,719.0	$(4,058.6)	$3,216.4
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities:					
Current maturities of long-term borrowings	$ 34.3	$ 0.4	$ —	$ —	$ 34.7
Accounts payable	293.6	117.0	48.6	—	459.2
Accrued expenses and other liabilities	348.4	224.1	17.7	—	590.2
Total current liabilities	676.3	341.5	66.3	—	1,084.1
Long-Term Borrowings	1,629.4	6.5	—	—	1,635.9
Deferred Income Taxes and Other Noncurrent Liabilities	74.1	103.7	51.7	—	229.5
Intercompany Payable	773.4	241.6	1,334.1	(2,349.1)	—
Common Stock Subject to Potential Repurchase Under Provisions of Stockholders' Agreement	—	—	20.0	—	20.0
Shareholders' Equity Excluding Common Stock Subject to Repurchase	191.2	1,518.3	246.9	(1,709.5)	246.9
	$3,344.4	$2,211.6	$1,719.0	$(4,058.6)	$3,216.4

CONDENSED CONSOLIDATING BALANCE SHEETS

ARAMARK CORPORATION AND SUBSIDIARIES

September 27, 2002	ARAMARK Services, Inc. and Subsidiaries	Other Subsidiaries	ARAMARK Corporation	Eliminations	Consolidated
(dollars in millions)					
ASSETS					
Current Assets:					
Cash and cash equivalents	$ 19.1	$ 12.7	$ 0.1	$ —	$ 31.9
Receivables	343.1	204.8	0.4	—	548.3
Inventories, at lower of cost or market	98.7	326.5	—	—	425.2
Prepayments and other current assets	50.6	41.4	1.0	—	93.0
Total current assets	511.5	585.4	1.5	—	1,098.4
Property and Equipment, net	367.1	879.9	2.3	—	1,249.3
Goodwill	849.9	519.6	—	—	1,369.5
Intercompany Receivable	2,317.9	105.6	—	(2,423.5)	—
Investment in Subsidiaries	—	—	2,337.4	(2,337.4)	—
Other Intangible Assets	179.5	62.8	—	—	242.3
Other Assets	196.8	100.5	2.5	—	299.8
	$4,422.7	$2,253.8	$2,343.7	$(4,760.9)	$4,259.3
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities:					
Current maturities of long-term borrowings	$ 38.5	$ 1.4	$ —	$ —	$ 39.9
Accounts payable	352.2	116.6	32.4	—	501.2
Accrued expenses and other liabilities	508.9	236.9	16.7	—	762.5
Total current liabilities	899.6	354.9	49.1	—	1,303.6
Long-Term Borrowings	1,828.8	6.9	—	—	1,835.7
Deferred Income Taxes and Other Noncurrent Liabilities	146.2	87.7	28.0	—	261.9
Intercompany Payable	942.5	72.5	1,408.5	(2,423.5)	—
Shareholders' Equity	605.6	1,731.8	858.1	(2,337.4)	858.1
	$4,422.7	$2,253.8	$2,343.7	$(4,760.9)	$4,259.3

CONDENSED CONSOLIDATING STATEMENTS OF INCOME
ARAMARK CORPORATION AND SUBSIDIARIES

(dollars in millions) For the fiscal year ended September 29, 2000	ARAMARK Services, Inc. and Subsidiaries	Other Subsidiaries	ARAMARK Corporation	Eliminations	Consolidated
Sales	$4,477.9	$2,785.0	$ —	$ —	$7,262.9
Equity in Net Income of Subsidiaries	—	—	168.0	(168.0)	—
Management Fee Income	—	—	29.5	(29.5)	—
	4,477.9	2,785.0	197.5	(197.5)	7,262.9
Costs and Expenses:					
Cost of services provided	4,211.5	2,342.5	—	(23.0)	6,531.0
Depreciation and amortization	91.5	129.0	—	0.3	220.8
Selling and general corporate expenses	45.4	23.4	21.1	1.6	91.5
	4,348.4	2,494.9	21.1	(21.1)	6,843.3
Operating Income	129.5	290.1	176.4	(176.4)	419.6
Interest and Other Financing Costs, net:					
Interest expense, net	139.1	0.3	8.4	—	147.8
Intercompany interest, net	(19.8)	28.2	—	(8.4)	—
Interest and Other Financing Costs, net	119.3	28.5	8.4	(8.4)	147.8
Income before income taxes	10.2	261.6	168.0	(168.0)	271.8
Provision for Income Taxes	6.7	97.1	—	—	103.8
Net Income	$ 3.5	$ 164.5	$168.0	$(168.0)	$ 168.0
For the fiscal year ended September 28, 2001					
Sales	$4,780.1	$3,008.6	$ —	$ —	$7,788.7
Equity in Net Income of Subsidiaries	—	—	176.5	(176.5)	—
Management Fee Income	—	—	32.6	(32.6)	—
	4,780.1	3,008.6	209.1	(209.1)	7,788.7
Costs and Expenses:					
Cost of services provided	4,485.0	2,544.7	—	(26.9)	7,002.8
Depreciation and amortization	97.7	142.1	—	0.4	240.2
Selling and general corporate expenses	53.2	26.5	26.6	(0.1)	106.2
	4,635.9	2,713.3	26.6	(26.6)	7,349.2
Operating Income	144.2	295.3	182.5	(182.5)	439.5
Interest and Other Financing Costs, net:					
Interest expense, net	147.1	0.2	6.0	—	153.3
Intercompany interest, net	(33.8)	39.8	—	(6.0)	—
Interest and Other Financing Costs, net	113.3	40.0	6.0	(6.0)	153.3
Income before income taxes	30.9	255.3	176.5	(176.5)	286.2
Provision for Income Taxes	16.5	93.2	—	—	109.7
Net Income	$ 14.4	$ 162.1	$176.5	$(176.5)	$ 176.5
For the fiscal year ended September 27, 2002					
Sales	$5,753.6	$3,016.2	$ —	$ —	$8,769.8
Equity in Net Income of Subsidiaries	—	—	269.9	(269.9)	—
Management Fee Income	—	—	34.2	(34.2)	—
	5,753.6	3,016.2	304.1	(304.1)	8,769.8
Costs and Expenses:					
Cost of services provided	5,377.9	2,538.0	—	(33.0)	7,882.9
Depreciation and amortization	123.4	130.2	—	1.6	255.2
Selling and general corporate expenses	57.5	27.9	29.6	0.2	115.2
Other income, net (Note 12)	(37.9)	(7.4)	1.6	—	(43.7)
	5,520.9	2,688.7	31.2	(31.2)	8,209.6
Operating Income	232.7	327.5	272.9	(272.9)	560.2
Interest and Other Financing Costs, net:					
Interest expense, net	133.0	0.6	3.0	—	136.6
Intercompany interest, net	(23.7)	26.7	—	(3.0)	—
Interest and Other Financing Costs, net	109.3	27.3	3.0	(3.0)	136.6
Income before income taxes	123.4	300.2	269.9	(269.9)	423.6
Provision for Income Taxes	46.0	107.7	—	—	153.7
Net Income	$ 77.4	$ 192.5	$269.9	$(269.9)	$ 269.9

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

ARAMARK CORPORATION AND SUBSIDIARIES

For the fiscal year ended September 29, 2000	ARAMARK Services, Inc. and Subsidiaries	Other Subsidiaries	ARAMARK Corporation	Eliminations	Consolidated
(dollars in millions)					
Net cash provided by (used in) operating activities	$ 165.5	$ 267.3	$ (25.7)	$ —	$ 407.1
Cash flows from investing activities:					
Purchases of property and equipment	(80.3)	(154.3)	—	—	(234.6)
Disposals of property and equipment	11.5	16.0	—	—	27.5
Acquisition of businesses	—	(233.5)	—	—	(233.5)
Other investing activities	(28.1)	(14.6)	(0.3)	—	(43.0)
Net cash used in investing activities	(96.9)	(386.4)	(0.3)	—	(483.6)
Cash flows from financing activities:					
Proceeds from additional long-term borrowings	357.7	—	—	—	357.7
Payment of long-term borrowings	(129.9)	(3.2)	(26.7)	—	(159.8)
Proceeds from issuance of common stock	—	—	31.2	—	31.2
Repurchase of common stock	—	—	(155.4)	—	(155.4)
Change in intercompany, net	(296.9)	119.9	177.0	—	—
Other financing activities	(0.3)	—	—	—	(0.3)
Net cash provided by (used in) financing activities	(69.4)	116.7	26.1	—	73.4
Increase (decrease) in cash and cash equivalents	(0.8)	(2.4)	0.1	—	(3.1)
Cash and cash equivalents, beginning of period	20.3	7.2	0.2	—	27.7
Cash and cash equivalents, end of period	$ 19.5	$ 4.8	$ 0.3	$ —	$ 24.6

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
ARAMARK CORPORATION AND SUBSIDIARIES

For the fiscal year ended September 28, 2001	ARAMARK Services, Inc. and Subsidiaries	Other Subsidiaries	ARAMARK Corporation	Eliminations	Consolidated
(dollars in millions)					
Net cash provided by (used in) operating activities	$ 233.0	$ 307.7	$(43.8)	$ —	$ 496.9
Cash flows from investing activities:					
Purchases of property and equipment	(89.8)	(151.0)	(0.2)	—	(241.0)
Disposals of property and equipment	6.2	16.1	—	—	22.3
Proceeds from sale of investments	—	8.2	—	—	8.2
Acquisition of businesses	(49.0)	(30.6)	—	—	(79.6)
Other investing activities	(8.3)	19.5	(0.3)	—	10.9
Net cash used in investing activities	(140.9)	(137.8)	(0.5)	—	(279.2)
Cash flows from financing activities:					
Proceeds from additional long-term borrowings	21.3	6.6	—	—	27.9
Payment of long-term borrowings	(218.1)	(2.7)	—	—	(220.8)
Proceeds from issuance of common stock	—	—	31.5	—	31.5
Repurchase of common stock	—	—	(55.1)	—	(55.1)
Change in intercompany, net	103.5	(171.5)	68.0	—	—
Other financing activities	(1.0)	—	—	—	(1.0)
Net cash provided by (used in) financing activities	(94.3)	(167.6)	44.4	—	(217.5)
Increase (decrease) in cash and cash equivalents	(2.2)	2.3	0.1	—	0.2
Cash and cash equivalents, beginning of period	19.5	4.8	0.3	—	24.6
Cash and cash equivalents, end of period	$ 17.3	$ 7.1	$ 0.4	$ —	$ 24.8

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

ARAMARK CORPORATION AND SUBSIDIARIES

For the fiscal year ended September 27, 2002	ARAMARK Services, Inc. and Subsidiaries	Other Subsidiaries	ARAMARK Corporation	Eliminations	Consolidated
(dollars in millions)					
Net cash provided by (used in) operating activities	$ 373.0	$ 291.2	$ (33.3)	$ —	$ 630.9
Cash flows from investing activities:					
Purchases of property and equipment	(111.0)	(155.5)	(0.1)	—	(266.6)
Disposals of property and equipment	13.4	10.4	—	—	23.8
Proceeds from sale of investments	68.8	8.2	—	—	77.0
Divestiture of certain businesses	3.5	—	—	—	3.5
Acquisition of businesses	(899.9)	(27.7)	—	—	(927.6)
Other investing activities	17.0	13.8	(0.2)	—	30.6
Net cash used in investing activities	(908.2)	(150.8)	(0.3)	—	(1,059.3)
Cash flows from financing activities:					
Proceeds from additional long-term borrowings	1,205.9	(0.6)	—	—	1,205.3
Payment of long-term borrowings	(1,028.9)	(3.6)	—	—	(1,032.5)
Repurchase of common stock	—	—	(499.4)	—	(499.4)
Proceeds from issuance of common stock	—	—	771.2	—	771.2
Change in intercompany, net	366.5	(130.6)	(235.9)	—	—
Other financing activities	(6.5)	—	(2.6)	—	(9.1)
Net cash provided by (used in) financing activities	537.0	(134.8)	33.3	—	435.5
Increase (decrease) in cash and cash equivalents	1.8	5.6	(0.3)	—	7.1
Cash and cash equivalents, beginning of period	17.3	7.1	0.4	—	24.8
Cash and cash equivalents, end of period	$ 19.1	$ 12.7	$ 0.1	$ —	$ 31.9

SHAREHOLDER INFORMATION

ANNUAL MEETING
The annual meeting of shareholders will be held at 3 p.m. on February 4, 2003, in Philadelphia, Pennsylvania.

CLASS A COMMON STOCK (NOT PUBLICLY TRADED) AND CLASS B COMMON STOCK (PUBLICLY TRADED)
As of October 25, 2002, there were approximately 570 record holders of Class B common stock of the Company. There were approximately 3,600 record holders of the Class A common stock of the Company.

The Company has not paid a cash dividend during the last two fiscal years. From time to time, the Board of Directors may consider paying cash dividends in the future, based upon the Company's circumstances at that time.

The Company's Class B common stock has been listed on the New York Stock Exchange under the symbol "RMK" since it began trading on December 11, 2001. The following table sets forth, on a per share basis for the periods presented, the range of high and low sales prices of the Company's Class B common stock.

Quarter Ended	High Price	Low Price
December 28, 2001	$27.75	$24.90
March 29, 2002	$27.75	$24.70
June 28, 2002	$28.30	$24.00
September 27, 2002	$24.86	$18.50

CLASS A COMMON STOCK (NOT PUBLICLY TRADED) AND CLASS B COMMON STOCK (PUBLICLY TRADED) REGISTRAR AND TRANSFER AGENT
Mellon Investor Services LLC manages account information and transactions. Please direct notices of address changes or questions regarding account status, stock transfer, lost certificates or dividend payments to the transfer agent.

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606

United States Shareholders –
Toll free: (866) 541-9691
TDD for Hearing Impaired:
(800) 231-5469

Foreign Shareholders:
(201) 329-8660
TDD Foreign Shareholders:
(201) 329-8354

Mellon Web Site:
www.melloninvestor.com

AUDITORS
KPMG LLP
1601 Market Street
Philadelphia, PA 19103

SHAREHOLDER MATERIALS AND INFORMATION
Please direct inquiries to ARAMARK's Investor Relations department:

Investor Relations
ARAMARK
1101 Market Street
Philadelphia, PA 19107
Phone: (215) 238-3361

ARAMARK Web Site:
www.ARAMARK.com

ARAMARK IN THE NEWS
During Fiscal Year 2002, ARAMARK was highlighted in several national media outlets, including the following:

- FORTUNE Magazine
  "America's Most Admired Companies"
  March 4, 2002
  www.fortune.com
- Forbes Magazine
  "Sprinklers to Sausages: You can make a ton of money scrubbing floors and serving pancakes, if there are enough of them"
  May 27, 2002
  www.forbes.com
- NBC TODAY
  "ARAMARK at Shenandoah National Park"
  July 4, 2002
- BusinessWeek Magazine
  "The Good CEO"
  September 23, 2002
  www.businessweek.com

EMPLOYMENT POLICY
ARAMARK is committed to a policy of equal treatment for all employees and prospective employees. ARAMARK's policy is to hire, promote, discipline and make all other personnel decisions without regard to race, color, religion, national origin, age, sex, sexual orientation, disability (and, in the United States, disabled veteran, or Vietnam-era veteran status).

ACKNOWLEDGEMENTS
Project Management:
GailForce Communications Inc.
Philadelphia, PA
www.gailforceinc.com

Print and Online Design:
Inc Design
www.incdesign.com

Printing:
Innovation Printing
www.innovationprinting.com

ARAMARK, Starperson design, Harrison, One World Café, ApparelOne, WearGuard, Crest, Galls, Children's World Learning Centers and Medallion are registered marks of ARAMARK Corporation. The following are unregistered marks of ARAMARK Corporation: World Class Patient Service, MarketMatch, Build Your Own Uniform, Inmate to Workmate. ServiceMaster is used by permission.

The Form 10-K Annual Report to the SEC (excluding exhibits) is available without charge through the Investor Relations department.

OFFICERS AND PRESIDENTS COUNCIL

OFFICERS

JOSEPH NEUBAUER*
Chairman and Chief Executive Officer

WILLIAM LEONARD*
President and Chief Operating Officer

BARBARA A. AUSTELL
Senior Vice President, Finance, and Treasurer

JOHN B. BENJAMIN
Assistant Treasurer

BART J. COLLI*
Executive Vice President, General Counsel and Secretary

SUSAN E. GOLDY
Assistant Secretary

DEAN E. HILL
Vice President, Investor Relations

JOHN M. LAFFERTY
Senior Vice President, Controller, and Chief Accounting Officer

BRIAN G. MULVANEY*
Executive Vice President, Human Resources and Public Affairs

MICHAEL R. MURPHY
Vice President, Audit and Controls

MICHAEL J. O'HARA
Assistant Treasurer

L. FREDERICK SUTHERLAND*
Executive Vice President and Chief Financial Officer

JOHN J. ZILLMER*
Executive Vice President and President, ARAMARK Food and Support Services

* Member of Presidents Council

PRESIDENTS COUNCIL

JOHN BABIARZ
President, Healthcare, ARAMARK ServiceMaster

ELIZABETH B. CARTMELL
President, ARAMARK Sports and Entertainment Group

IRA R. COHN
President, Developing Markets, ARAMARK International

STEPHEN M. DONLY
President, ARAMARK Uniform Services

JOHN R. DONOVAN
President, ARAMARK Education Services Group

CHARLES M. GILLESPIE
Executive Vice President, Business Development and Client Relations

DAVID L. GOLD
President, WearGuard-Crest

CHRISTINE M. HACKEM
President, Business and Industry, ARAMARK ServiceMaster

ROBERT JANTZEN
President, ARAMARK International Group

ANDREW C. KERIN
President, ARAMARK Facilities and Healthcare Group

UDO LUERSSEN
President, ARAMARK Germany

ANDREW W. MAIN
Executive Vice President, Operations, ARAMARK Business Services

JOHN A. McCARTHY
Executive Vice President, ARAMARK Campus Services

PETER McCAWLEY
President, ARAMARK Canada

JAMES P. McMANUS
President, ARAMARK Business Services Group

FRANK J. MENDICINO
President, Education, ARAMARK ServiceMaster

NORMAN L. MILLER
President, ARAMARK Correctional Services

JOAQUIM SANTOS
Executive Vice President, Operations, ARAMARK Uniform Services

JOHN T. STEPNOSKI
President, ARAMARK School Support Services

WILLIAM J. TONER
President, ARAMARK United Kingdom

THOMAS J. VOZZO
President, Galls and ARAMARK Uniform and Career Apparel Direct Sale Companies

H. RAY WELCH, JR.
President, ARAMARK Healthcare Support Services

JOHN J. (JEFF) WHEATLEY
President, ARAMARK Educational Resources

RICHARD L. WYCKOFF
President, ARAMARK Refreshment Services

BOARD OF DIRECTORS



(Seated, left to right) Leonard Coleman, James Preston, Karl von der Heyden. (Standing, left to right) Ronald Davenport, James Ksansnak, Joseph Neubauer, Robert Callander, Thomas Kean, Lawrence Babbio, Patricia Barron.

JOSEPH NEUBAUER[2,3]
Chairman and Chief Executive Officer,
ARAMARK

LAWRENCE T. BABBIO, JR.[2,3,4]
Vice Chairman and President,
Verizon Communications, Inc.

PATRICIA C. BARRON[1]
Professor, Leonard N. Stern School
of Business, New York University

ROBERT J. CALLANDER[1,2,4]
Retired Vice Chairman,
Chemical Banking Corporation

LEONARD S. COLEMAN, JR.[1]
Senior Advisor,
Major League Baseball

RONALD R. DAVENPORT[1,4,5]
Chairman,
Sheridan Broadcasting Corporation

THOMAS H. KEAN[3,4]
President, Drew University
Former Governor of New Jersey

JAMES E. KSANSNAK[3]
Retired Vice Chairman,
ARAMARK

JAMES E. PRESTON[2,3,4,5]
Retired Chairman,
Avon Products, Inc.

KARL M. VON DER HEYDEN[1,3]
Retired Vice Chairman,
PepsiCo, Inc.

1. Audit and Corporate Practices Committee, 2. Executive Committee, 3. Finance Committee, 4. Human Resources, Compensation and Public Affairs Committee, 5. Stock Committee


ARAMARK

ARAMARK CORPORATION
ARAMARK TOWER
1101 MARKET STREET
PHILADELPHIA, PA 19107
U.S.A.
www.ARAMARK.com